QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2010, including reconciliation to U.S. GAAP (Note 26)

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by year-end. Financial information presented elsewhere in this Annual Report is consistent with that contained in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The company retains independent petroleum consultants, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited, to conduct independent evaluations of the company's oil and gas reserves and resources.

The Audit Committee of the Board of Directors, currently composed of six independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent petroleum consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves and resource estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Richard L. George	Bart Demosky
President and Chief Executive Officer	Chief Financial Officer

February 24 2011

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 51

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework in Internal Control — Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2010, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2010. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Richard L. George	Bart Demosky
President and Chief Executive Officer	Chief Financial Officer

February 24, 2011

52 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF SUNCOR ENERGY INC.

We have completed integrated audits of Suncor Energy Inc.'s 2010, 2009 and 2008 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Suncor Energy Inc. ("the company"), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of earnings, comprehensive income, changes in shareholders' equity and of cash flows for each of the years in the three year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited the company's internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 53

Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control – Integrated Framework, issued by COSO.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

February 24, 2011

54 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31 ($ millions)	2010	2009	2008

Revenues
Operating revenues (note 21)	33 198	17 977	17 920
Less: Royalties (note 4)	(1 937)	(1 150)	(822)

Operating revenues (net of royalties)	31 261	16 827	17 098
Energy supply and trading activities (notes 7 and 21)	2 700	7 577	11 320
Interest and other income (notes 3 and 5)	389	444	28

	34 350	24 848	28 446

Expenses
Purchases of crude oil and products	14 911	7 388	7 606
Operating, selling and general (note 20)	7 810	6 430	4 146
Energy supply and trading activities (notes 7 and 21)	2 598	7 381	11 323
Transportation	656	396	240
Depreciation, depletion and amortization (note 15)	3 813	1 860	961
Accretion of asset retirement obligations	178	136	60
Exploration	197	209	90
Loss (gain) on disposal of assets	(107)	66	13
Project start-up costs	77	51	35
Financing expenses (income) (note 8)	(30)	(488)	917

	30 103	23 429	25 391

Earnings before Income Taxes	4 247	1 419	3 055

Provisions for (Recovery of) Income Taxes (note 9)
Current	1 004	841	514
Future	555	(628)	459

	1 559	213	973

Net Earnings from Continuing Operations	2 688	1 206	2 082
Net Earnings (Loss) from Discontinued Operations (note 6)	883	(60)	55

Net Earnings	3 571	1 146	2 137

Net Earnings from Continuing Operations per Common Share (dollars)
Basic	1.72	1.01	2.23
Diluted	1.71	1.00	2.20

Net Earnings per Common Share (dollars) (note 10)
Basic	2.29	0.96	2.29
Diluted	2.27	0.95	2.26

Cash Dividends per Common Share (dollars)	0.40	0.30	0.20

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	2010	2009	2008

Net earnings	3 571	1 146	2 137
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustment	(503)	(332)	350
Reclassification to net earnings	53	—	—
Gain (loss) on derivative contracts designated as cash flow hedges	—	—	(7)
Reclassification to net earnings	(1)	2	7

Comprehensive Income	3 120	816	2 487

See accompanying notes to the consolidated financial statements.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 55

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ millions)	2010	2009

Assets
Current assets
Cash and cash equivalents (note 11)	1 077	505
Accounts receivable	5 253	3 703
Inventories (note 13)	3 141	2 947
Income taxes receivable	734	587
Future income taxes (note 9)	210	332
Assets of discontinued operations (note 6)	98	257

Total current assets	10 513	8 331
Property, plant and equipment, net (note 14)	55 290	54 198
Other assets (note 16)	451	491
Goodwill (note 2)	3 201	3 201
Future income taxes (note 9)	56	193
Assets of discontinued operations (note 6)	658	3 332

Total assets	70 169	69 746

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	2
Current portion of long-term debt	518	25
Accounts payable and accrued liabilities (note 18)	6 942	6 307
Income taxes payable	929	1 254
Future income taxes (note 9)	37	18
Liabilities of discontinued operations (note 6)	98	242

Total current liabilities	8 526	7 848
Long-term debt (note 17)	11 669	13 855
Accrued liabilities and other (note 18)	4 154	4 372
Future income taxes (note 9)	8 615	8 367
Liabilities of discontinued operations (note 6)	484	1 193
Shareholders' equity (see below)	36 721	34 111

Total liabilities and shareholders' equity	70 169	69 746

Commitments and contingencies (note 24)

SHAREHOLDERS' EQUITY

As at December 31 ($ millions)	Number (thousands)	2010	Number (thousands)	2009

Share capital (note 20)	1 565 489	20 188	1 559 778	20 053
Contributed surplus		505		526
Accumulated other comprehensive income (loss) (note 22)		(684)		(233)
Retained earnings		16 712		13 765

Total shareholders' equity		36 721		34 111

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors:

Richard L. George,	Brian A. Canfield,
Director	Director

February 24, 2011

56 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	2010	2009	2008

Operating Activities
Net earnings from continuing operations	2 688	1 206	2 082
Adjustments for:
Depreciation, depletion and amortization	3 813	1 860	961
Future income taxes	555	(628)	459
Accretion of asset retirement obligations	178	136	60
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt (note 8)	(426)	(858)	919
Change in fair value of derivative contracts (note 21)	(285)	980	(638)
Loss (gain) on disposal of assets	(107)	66	13
Stock-based compensation	114	262	(22)
Gain on effective settlement of pre-existing contract with Petro-Canada (note 3)	—	(438)	—
Other	(446)	(278)	(7)
Exploration expenses	80	126	61
Change in non-cash working capital related to operating activities (note 12)	(1 230)	(237)	403

Cash flow provided by continuing operations	4 934	2 197	4 291
Cash flow provided by discontinued operations	552	378	171

Cash flow from operating activities	5 486	2 575	4 462

Investing Activities
Capital and exploration expenditures	(5 833)	(4 020)	(7 947)
Other investments	3	(9)	(18)
Cash acquired through business combination (note 3)	—	248	—
Proceeds from disposal of assets	307	148	33
Change in non-cash working capital related to investing activities (note 12)	(196)	(791)	415

Cash flow used in continuing investing activities	(5 719)	(4 424)	(7 517)
Cash flow provided by (used in) discontinued investing activities	2 607	(247)	(73)

Cash flow used in investing activities	(3 112)	(4 671)	(7 590)

Financing Activities
Change in short-term debt	—	—	(1)
Net proceeds from issuance of long-term debt	—	—	2 704
Change in revolving-term debt	(1 257)	2 325	422
Issuance of common shares under stock option plan	81	41	190
Dividends paid on common shares	(611)	(401)	(180)

Cash flow provided by (used in) financing activities	(1 787)	1 965	3 135

Increase (Decrease) in Cash and Cash Equivalents	587	(131)	7
Effect of Foreign Exchange on Cash and Cash Equivalents	(15)	(24)	84
Cash and Cash Equivalents at Beginning of Period	505	660	569

Cash and Cash Equivalents at End of Period	1 077	505	660

See accompanying notes to the consolidated financial statements.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 57

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31 ($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

At December 31, 2007	881	194	(253)	11 074
Net earnings	—	—	—	2 137
Dividends paid on common shares	—	—	—	(180)
Issued for cash under stock option plans	226	(36)	—	—
Issued under dividend reinvestment plan	6	—	—	(6)
Stock-based compensation expense	—	120	—	—
Income tax benefit of stock option deductions in the U.S.	—	10	—	—
Other comprehensive income (loss)	—	—	350	—

At December 31, 2008	1 113	288	97	13 025
Net earnings	—	—	—	1 146
Dividends paid on common shares	—	—	—	(401)
Issued for cash under stock option plans	57	(16)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	103	—	—
Issued for Petro-Canada acquisition (note 3)	18 878	—	—	—
Fair value of Petro-Canada stock options exchanged for Suncor stock options (note 3)	—	147	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Other comprehensive income (loss)	—	—	(330)	—

At December 31, 2009	20 053	526	(233)	13 765
Net earnings	—	—	—	3 571
Dividends paid on common shares	—	—	—	(611)
Issued for cash under stock option plans	122	(34)	—	—
Issued under dividend reinvestment plan	13	—	—	(13)
Stock-based compensation expense	—	13	—	—
Other comprehensive income (loss)	—	—	(451)	—

At December 31, 2010	20 188	505	(684)	16 712

See accompanying notes to the consolidated financial statements.

58 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

SUNCOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand.

(a)   Principles of Consolidation and the Preparation of Financial Statements

These consolidated financial statements are prepared and reported in Canadian dollars in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from GAAP in the United States. The differences that are relevant to the company's financial statements are quantified and explained in note 26.

The consolidated financial statements include the accounts of Suncor and its subsidiaries and the company's proportionate share of the assets, liabilities, equity, revenues, expenses and cash flows of its joint ventures. Subsidiaries are defined as entities in which the company holds a controlling interest, is the general partner or where it is subject to the majority of expected losses or gains.

The timely preparation of financial statements requires that management make estimates and assumptions, and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, employee future benefits, valuation of property, plant and equipment and depreciation, depletion and amortization, purchase price allocation, valuation of goodwill, income taxes, and the estimates of oil and natural gas reserves.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

(b)   Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from crude oil and natural gas production represents Suncor's working interest share before royalty payments to governments and other mineral interest owners. Crude oil and natural gas sold below, or above, the company's working interest share of production, results in production underlifts or overlifts. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues while overlifts are recorded as a payable at market value with a corresponding decrease to revenues.

Intersegment sales of crude oil and natural gas are recorded at market values. Intersegment profits and losses are eliminated on consolidation.

International operations conducted pursuant to exploration and production-sharing agreements (EPSAs) are accounted for based on the company's working interest. Under the EPSAs, the company and other non-governmental partners, if any, pay all exploration costs and a pro-rata share of costs to develop and operate the concessions. Each EPSA establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the respective government. Cost Recovery Oil, Profit Oil and amounts in respect of all income taxes payable by the company under the laws of the respective country are reported as sales revenue. All other government stakes, other than income taxes, are considered royalty interests.

Physical and financial contracts entered into for trading purposes are considered to be derivative financial instruments, and any changes in fair value are recorded on a net basis in Energy Supply and Trading Activities revenue. Settlement of physical purchase and sales contracts entered into for the company's own usage are recorded on a gross basis in Energy Supply and Trading Activities revenue and Energy Supply and Trading Activities expense.

(c)    Transportation Costs

Transportation costs billed to customers are classified as product revenues with the related transportation costs classified as transportation costs in the Consolidated Statements of Earnings and Comprehensive Income.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 59

(d)   Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at rates of exchange in effect at the end of the period. The resulting exchange gains and losses are included in earnings. With the exception of balances pertaining to self-sustaining operations, other assets and related depreciation, depletion and amortization, other liabilities, revenues and expenses are translated at rates of exchange in effect at the respective transaction dates. The resulting exchange gains and losses are included in earnings.

International operations, refining and marketing operations in the United States, and the company's self-insurance operations, are classified as self-sustaining and are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the period-end exchange rate, while revenues and expenses are translated using average exchange rates during the period. Translation gains or losses are included in other comprehensive income (loss).

(e)   Income Taxes

Suncor follows the liability method of accounting for income taxes. Future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using enacted or substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs.

Any investment tax credits received by the company are recorded as an offset to the related expenditures.

(f)    Earnings per Share

Basic earnings per share are calculated by dividing the net earnings by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if stock options, excluding those with a cash payment alternative or a tandem stock appreciation right, were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

(g)   Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments with a maturity at the time of purchase of three months or less.

(h)   Inventories

Crude oil and refined products inventories, other than those held for trading purposes, are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method, and is calculated as the direct and indirect expenditures incurred to bring an item or product to its existing condition and location.

Inventories of materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs to sell and any changes in fair value are recognized as gains or losses within Energy Supply and Trading Activities revenue.

(i)    Investments

Investments in companies over which the company has significant influence are accounted for using the equity method. Other investments are carried at cost.

(j)    Property, Plant and Equipment

Cost

Property, plant and equipment are recorded at cost.

The company follows the successful efforts method of accounting for the exploration and development expenditures of oil and gas producing activities. Under successful efforts, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration drilling costs are initially capitalized pending evaluation as to whether sufficient quantities of reserves have been found to justify commercial production. If commercial quantities of reserves are not found, exploratory drilling costs are expensed as dry hole costs in exploration expense. All other exploration costs, including geological and geophysical costs are expensed as incurred.

60 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

Development costs and production facilities, which include the costs of wellhead equipment, development drilling costs, applicable geological and geophysical costs, gas plants and handling facilities, offshore platforms and subsea structures, upgraders, extraction plants and the costs of acquiring or constructing support facilities and equipment are capitalized. Costs incurred to operate and maintain wells and equipment are expensed as operating costs.

Development costs to expand the capacity of existing mines or to develop mine areas substantially in advance of current production are capitalized. Drilling and related seismic costs for regulatory approved mining areas are capitalized when planned future development timelines do not exceed 10 years.

Planned major maintenance and expenditures that increase capacity or extend the useful lives of assets are capitalized.

Interest Capitalization

Interest costs relating to major capital projects in progress are capitalized as part of property, plant and equipment. Capitalization of interest ceases when the capital asset is substantially complete and ready for its intended productive use or during construction stoppages.

Leases

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as capital leases and classified as property, plant and equipment with offsetting long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.

Depreciation, Depletion and Amortization

Depreciation and depletion of property, plant and equipment for oil and gas producing properties follow successful efforts accounting. Acquisition costs of unproved properties for natural gas and conventional crude are amortized over the lease term until proved reserves are confirmed. Exploration drilling and development costs are depleted over the remaining proved developed reserves. Proved property acquisition costs are depleted over the remaining proved reserves.

Mine and mobile equipment costs are depleted on unit-of-production basis over proved developed reserves or depreciated over periods ranging from two to 20 years. Mining, extraction and upgrading facilities and other property and equipment, including leases in service, are depreciated on a straight-line basis ranging from four to 40 years. Gas plants, central processing facilities of in situ oil sands activities and support facilities and equipment are depreciated on a straight-line basis over their useful lives, which range from three years to 30 years.

Costs associated with significant development projects are not depleted until facilities are substantially complete and ready for their intended productive use.

Depreciation of property, plant and equipment in the refining and marketing operations is on a straight-line basis over the useful lives of assets, which range from three years to 40 years.

Planned major maintenance activities are capitalized and amortized on a straight-line basis over the period to the next shutdown, which varies from three to nine years.

Depreciation, depletion and amortization rates are reviewed at least annually, or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(k)   Intangible Assets

Intangible assets, other than goodwill, include acquired customers lists and brand value and are stated at the amount initially recognized, less accumulated amortization. Intangible assets with a finite life are amortized over their expected useful lives which range from five to 10 years, while intangible assets with an indefinite useful life are not subject to amortization. Expected useful lives of intangible assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

(l)    Impairment

Property, plant and equipment are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period, with a charge to Depreciation, Depletion and Amortization expense. In assessing unproven properties for impairment, Suncor considers future plans, the remaining lease terms, and other factors that may indicate impairment.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 61

The carrying values of intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life are assessed for impairment annually, or more frequently as economic events dictate. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the intangible asset's net recoverable value is recognized in Depreciation, Depletion and Amortization expense during the period.

(m)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets, and mainly relates to the company's acquisition of Petro-Canada. The carrying value of each reporting unit's goodwill is assessed for impairment annually, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

(n)   Asset Retirement Obligations

A liability, based on current legislation and industry practice, is recognized for future asset retirement obligations (ARO) associated with property, plant and equipment. The fair value of the ARO is recorded on a discounted basis using the company's credit-adjusted risk-free interest rate and is added to the carrying amount of the related asset and amortized consistent with the underlying asset. The liability is accreted until it is expected to settle, with actual expenditures charged against the liability. Changes in the estimated obligation resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the ARO liability and related asset.

(o)   Stock-Based Compensation Plans

The company's common stock-based compensation plans consist of stock options, stock appreciation rights and share units, and are granted to executives, employees and non-employee directors.

For stock options that give the holder the right to purchase a common share at a predetermined price, the expense is based on the fair values of the option at the time of grant over the estimated vesting periods of the respective options. A corresponding increase is recorded as contributed surplus in the Consolidated Statements of Changes in Shareholders' Equity. On exercise of options, consideration paid to the company, and the associated contributed surplus, are both credited to share capital.

Stock appreciation rights, share units, and stock options which can be settled for a cash payment, are measured using the intrinsic value method at each period end. A liability and expense are recorded over the vesting period of the options based on the difference of the market price of the underlying shares and the option exercise price. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the stock options is credited to share capital.

For employees eligible to retire prior to the vesting date, the compensation expense is recognized over the shorter period. In instances where an employee is eligible to retire at the time of grant, the full expense is recognized immediately.

Stock-based compensation expense is recorded in Operating, Selling and General expense.

(p)   Employee Future Benefits

The company's employee future benefit programs consist of defined benefit and defined contribution pension plans, as well as other post-retirement benefits.

The estimated future cost of providing defined benefit pension and other post-retirement benefits is actuarially determined using management's best estimates of demographic and financial assumptions, and such cost is accrued proportionately from the date of hire of the employee to the date the employee becomes fully eligible to receive the benefits. The discount rate used to determine accrued benefit obligations is based on a year-end market rate of interest for high-quality corporate debt instruments with cash flows that match the timing and amount of expected benefit payments. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees.

Company contributions to the defined contribution plan are expensed as incurred.

62 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

(q)   Financial Instruments

All financial instruments are initially recognized at fair value on the balance sheet. The company has classified each financial instrument into one of the following categories: held-for-trading financial assets and liabilities, loans and receivables, held-to-maturity financial assets, and other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in those fair values recognized in net earnings. Derivative financial instruments are considered held-for-trading unless they are designated as a hedge. Loans and receivables, held-to-maturity financial assets and other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The company classifies cash and cash equivalents as held-for-trading financial assets, accounts receivable as loans and receivables, and accounts payable and accrued liabilities, short-term debt, long-term debt and accrued liabilities and other as other financial liabilities.

The company amortizes transaction costs and premiums or discounts related to issuance of long-term debt using the effective interest method.

Derivative Financial Instruments

The company uses derivative financial instruments for risk management purposes to manage certain exposures to fluctuations in interest rates, commodity prices, foreign exchange rates, and also for trading purposes. Gains or losses arising from risk management activities are reported in the same caption as the underlying item. Earnings impacts from trading activities are recorded on a net basis in Energy Supply and Trading Activities revenue.

Hedge Accounting

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment, which include fair value and cash flow hedges. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged portion of the underlying item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in other comprehensive income and are recognized in net earnings when the hedged item is realized. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship. Any ineffectiveness in designated hedges is recognized in net earnings immediately.

(r)    Recent Accounting Pronouncements

Business Combinations

In 2009, the Canadian Institute of Chartered Accountants issued section 1582 "Business Combinations" to replace section 1581, and issued sections 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests" to replace section 1600 "Consolidated Financial Statements". The new standards revised guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. Prospective application was effective for fiscal years beginning on or after January 1, 2011.

Early adoption was permitted, but the company applied section 1581 to the Petro-Canada business combination that occurred in August 2009.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 63

2. SEGMENTED DISCLOSURES

The company has classified its continuing operations as follows:

  •
  Oil Sands includes operations in northeast Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations.

  •
  Natural Gas includes exploration and production of natural gas, crude oil and natural gas liquids, primarily in Western Canada.

  •
  International and Offshore includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, and exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Libya, Syria, and Norway.

  •
  Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through refineries located in Canada and the U.S., as well as a lubricants plant located in Eastern Canada.

  •
  Corporate, Energy Trading and Eliminations includes investments in renewable energy projects, third-party energy trading activities, and activities not directly attributable to an operating segment.

In 2010, the company combined its International and East Coast Canada segments into one segment, International and Offshore. All prior periods have been reclassified to conform to these segment definitions. Operations that have been discontinued are disclosed in note 6.

Segmented Results of Continuing Operations

	Oil Sands			Natural Gas			International and Offshore
For the years ended December 31 ($ millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008

EARNINGS
Revenues
Operating revenues	7 028	4 135	8 045	682	338	437	4 654	1 526	—
Intersegment revenues	2 758	2 609	1 309	124	121	34	593	159	—
Less: Royalties	(681)	(645)	(715)	(76)	(36)	(107)	(1 180)	(469)	—

Operating revenues (net of royalties)	9 105	6 099	8 639	730	423	364	4 067	1 216	—
Energy supply and trading activities	—	—	—	—	—	—	—	—	—
Interest and other income	318	440	—	4	—	—	256	1	—

	9 423	6 539	8 639	734	423	364	4 323	1 217	—

Expenses
Purchases of crude oil and products	1 070	325	574	—	—	—	302	33	—
Operating, selling and general	4 545	4 277	3 203	338	233	120	414	164	—
Energy supply and trading activities	—	—	—	—	—	—	—	—	—
Transportation	291	248	229	94	41	11	89	38	—
Depreciation, depletion and amortization	1 318	922	580	773	287	137	1 172	299	—
Accretion of asset retirement obligations	120	111	55	29	14	4	27	10	—
Exploration	6	10	17	14	125	73	177	74	—
Loss (gain) on disposal of assets	14	70	36	(132)	(20)	(22)	2	—	—
Project start-up costs	74	51	35	—	—	—	3	—	—
Financing expenses (income)	(1)	1	—	(1)	—	—	(18)	(1)	—

	7 437	6 015	4 729	1 115	680	323	2 168	617	—

Earnings (loss) before income taxes	1 986	524	3 910	(381)	(257)	41	2 155	600	—
Income taxes	494	(33)	1 035	(104)	(72)	7	1 041	277	—

Net earnings (loss) from continuing operations	1 492	557	2 875	(277)	(185)	34	1 114	323	—

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(3 709)	(2 831)	(7 413)	(170)	(228)	(269)	(927)	(511)	—

64 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

	Refining and Marketing			Corporate, Energy Trading and Eliminations			Total
For the years ended December 31 ($ millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008

EARNINGS
Revenues
Operating revenues	20 769	11 800	9 257	65	178	181	33 198	17 977	17 920
Intersegment revenues	249	51	—	(3 724)	(2 940)	(1 343)	—	—	—
Less: Royalties	—	—	—	—	—	—	(1 937)	(1 150)	(822)

Operating revenues (net of royalties)	21 018	11 851	9 257	(3 659)	(2 762)	(1 162)	31 261	16 827	17 098
Energy supply and trading activities	—	—	—	2 700	7 577	11 320	2 700	7 577	11 320
Interest and other income	44	—	1	(233)	3	27	389	444	28

	21 062	11 851	9 258	(1 192)	4 818	10 185	34 350	24 848	28 446

Expenses
Purchases of crude oil and products	17 100	9 607	8 367	(3 561)	(2 577)	(1 335)	14 911	7 388	7 606
Operating, selling and general	2 192	1 284	719	321	472	104	7 810	6 430	4 146
Energy supply and trading activities	—	—	—	2 598	7 381	11 323	2 598	7 381	11 323
Transportation	200	87	16	(18)	(18)	(16)	656	396	240
Depreciation, depletion and amortization	475	317	198	75	35	46	3 813	1 860	961
Accretion of asset retirement obligations	2	1	1	—	—	—	178	136	60
Exploration	—	—	—	—	—	—	197	209	90
Loss (gain) on disposal of assets	(30)	16	6	39	—	(7)	(107)	66	13
Project start-up costs	—	—	—	—	—	—	77	51	35
Financing expenses (income)	9	4	—	(19)	(492)	917	(30)	(488)	917

	19 948	11 316	9 307	(565)	4 801	11 032	30 103	23 429	25 391

Earnings (loss) before income taxes	1 114	535	(49)	(627)	17	(847)	4 247	1 419	3 055
Income taxes	313	128	(27)	(185)	(87)	(42)	1 559	213	973

Net earnings (loss) from continuing operations	801	407	(22)	(442)	104	(805)	2 688	1 206	2 082

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(667)	(380)	(207)	(360)	(70)	(58)	(5 833)	(4 020)	(7 947)

Goodwill and Total Assets by Segment

	Goodwill		Total Assets
As at December 31 ($ millions)	2010	2009	2010	2009

Oil Sands	3 019	3 019	40 246	37 553
Natural Gas	—	—	3 091	3 369
International and Offshore	—	—	12 232	12 729
Refining and Marketing	182	182	11 778	10 304
Corporate	—	—	2 066	2 202
Discontinued operations	—	—	756	3 589

Total	3 201	3 201	70 169	69 746

Geographic Information

For the years ended December 31 ($ millions)	2010	2009	2008

Revenues (1)
Canada	27 217	20 184	23 742
U.S.	4 804	4 010	4 794
Other	3 199	1 286	101

Total	35 220	25 480	28 637

(1)
Includes revenues from continuing and discontinued operations.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 65

As at December 31 ($ millions)	2010	2009

Total assets
Canada	58 676	54 259
U.S.	3 332	5 239
Other	8 161	10 248

Total	70 169	69 746

3. BUSINESS COMBINATION WITH PETRO-CANADA

On August 1, 2009, Suncor completed its merger with Petro-Canada. The company has accounted for this business combination as prescribed by Canadian Institute of Chartered Accountants (CICA) Handbook section 1581 "Business Combinations". As the acquirer, the company is required to recognize Petro-Canada assets and liabilities as at August 1, 2009. The results of Petro- Canada operations are included in the consolidated financial statements of the company from August 1, 2009.

The final calculation of the purchase price and allocation to assets and liabilities acquired as at August 1, 2009 is as follows:

($ millions)

Calculation of Purchase Price:
621.1 million common shares issued to Petro-Canada shareholders	18 878
7.1 million Petro-Canada share options exchanged for share options of Suncor	147
Transaction costs	167
Effective settlement of pre-existing contract with Petro-Canada	438

Total purchase price	19 630

Allocation of Purchase Price:
Current assets	4 645
Property, plant and equipment	27 407
Other assets	537

Total assets	32 589

Current liabilities	3 741
Long-term debt	4 410
Accrued liabilities and other	3 416
Future income taxes	4 570

Total liabilities	16 137

Net assets purchased	16 452
Goodwill	3 178

Total purchase price	19 630

Goodwill Allocation:
Oil Sands	3 019
Refining and Marketing	159

Total goodwill	3 178

Cash acquired was $248 million, net of transaction costs of $167 million.

Other assets include $236 million for intangible assets, relating to the Petro-Canada brand, with an indefinite life, and customer lists, which will be amortized over their estimated useful lives.

Suncor and Petro-Canada had a fee-for-service contract in place prior to the merger, where effective January 1, 2009, Suncor had started upgrading bitumen supplied by Petro-Canada. At the date of the merger, the terms of the contract resulted in it being favourable to Suncor, and the assigned fair value of $438 million was recorded in Interest and Other Income.

4. BITUMEN VALUATION METHODOLOGY

In the fourth quarter of 2010, the Minister of Energy for Alberta provided notice to the company for the quality adjustment to be used under the Bitumen Valuation Methodology (Ministerial) Regulations for the interim period January 1, 2009 to December 31, 2010. As a result, the company recognized a royalty recovery of $140 million.

The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015.

66 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

5. TERRA NOVA REDETERMINATION

In the fourth quarter of 2010, the joint owners of the Terra Nova oilfield finalized the redetermination of working interests required under the Terra Nova Development and Operating Agreement following field payout on February 1, 2005. Suncor's working interest increased to 37.675% from 33.990%, and the other owners have agreed to reimburse the company for its increased working interest from February 1, 2005 to December 31, 2010. As a result, the company has recognized a $295 million gain in Interest and Other Income.

Suncor's financial presentation will reflect the increased working interest in Terra Nova beginning January 1, 2011.

6. DISCONTINUED OPERATIONS

During 2010, the company divested certain non-core assets as part of its continuing strategic alignment.

Natural Gas

In the first quarter of 2010, the company completed the sale of its oil and gas producing assets in the U.S. Rockies for net proceeds of US$481 million (Cdn$502 million).

In the second quarter of 2010, the company completed the sale of non-core natural gas properties located in northeast British Columbia (Blueberry and Jedney) for net proceeds of $383 million, and non-core assets in central Alberta (Rosevear and Pine Creek) for net proceeds of $229 million.

In the third quarter of 2010, the company completed the sale of non-core natural gas properties located in west central Alberta (Bearberry and Ricinus) for net proceeds of $275 million, and non-core assets in southern Alberta (Wildcat Hills) for net proceeds of $351 million.

International and Offshore

In the third quarter of 2010, the company completed the Trinidad and Tobago asset sale, for net proceeds of US$378 million (Cdn$383 million), and the sale of its shares in Petro-Canada Netherlands BV, for net proceeds of €316 million (Cdn$420 million).

In the fourth quarter of 2010, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £55 million (Cdn$86 million). The company expects to close the remaining agreed sales of non-core U.K. offshore assets for gross proceeds of £184 million in the first half of 2011.

Net income from discontinued operations reported in the Consolidated Statements of Earnings is as follows:

	Natural Gas			International and Offshore			Total
For the years ended December 31 ($ millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues
Operating revenues (1)	280	307	283	693	407	—	973	714	283
Less: Royalties	(41)	(49)	(68)	—	—	—	(41)	(49)	(68)

Operating revenues (net of royalties)	239	258	215	693	407	—	932	665	215
Gain on disposal of assets	642	—	—	172	—	—	814	—	—

	881	258	215	865	407	—	1 746	665	215

Expenses
Operating, selling and general	66	89	40	119	150	—	185	239	40
Transportation	24	17	6	23	14	—	47	31	6
Depreciation, depletion and amortization (2)	95	161	88	169	285	—	264	446	88
Accretion of asset retirement obligations	8	8	4	19	11	—	27	19	4
Exploration	1	2	—	20	57	—	21	59	—
Financing expenses (income)	7	—	—	11	1	—	18	1	—

	201	277	138	361	518	—	562	795	138

Earnings before income taxes	680	(19)	77	504	(111)	—	1 184	(130)	77
Income taxes	174	(5)	22	127	(65)	—	301	(70)	22

Net earnings (loss)	506	(14)	55	377	(46)	—	883	(60)	55

(1)
Operating revenues reported in Natural Gas include sales to other operating segments that would be eliminated upon consolidation in the Consolidated Statements of Earnings. These totaled $62 million in the year ended December 31, 2010 (2009 – $33 million, 2008 – $24 million).

(2)
For the year ended December 31, 2010, depreciation, depletion and amortization includes a write-down of $106 million in International and Offshore, and a write-down of $27 million in Natural Gas (2009 – write-down of $83 million in International and Offshore, 2008 – $nil).

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 67

For the years ended December 31 (dollars)	2010	2009	2008

Basic earnings per share from discontinued operations	0.57	(0.05)	0.06
Diluted earnings per share from discontinued operations	0.56	(0.05)	0.06

The assets and liabilities of discontinued operations presented in the Consolidated Balance Sheets are as follows:

	Natural Gas		International and Offshore		Total
As at December 31 ($ millions)	2010	2009	2010	2009	2010	2009

Assets
Current assets	—	34	98	223	98	257
Property, plant and equipment, net	—	1 600	658	1 732	658	3 332

Total assets	—	1 634	756	1 955	756	3 589

Liabilities
Current liabilities	—	64	98	178	98	242
Accrued liabilities and other	—	286	302	404	302	690
Future income taxes	—	31	182	472	182	503

Total liabilities	—	381	582	1 054	582	1 435

7. ENERGY TRADING ACTIVITIES

($ millions)	2010	2009	2008

Non-trading physical contracts (1)	3 957	8 008	11 295
Change in fair value of contracts entered into for trading purposes (1)	81	(50)	127
Gains (losses) on inventory valuation	(4)	47	—
Less: Intercompany eliminations	(1 334)	(428)	(102)

Energy Supply and Trading Activities revenue	2 700	7 577	11 320

Non-trading physical contracts (1)	3 932	7 929	11 331
Less: Intercompany eliminations	(1 334)	(548)	(8)

Energy Supply and Trading Activities expense	2 598	7 381	11 323

(1)
The merger with Petro-Canada in 2009 provided the company with the ability to capitalize on future trading opportunities due to increased transactional and trading capacity. The company determined that the new transaction levels for certain physical trading commodity contracts exceeded the company's expected purchase, sale or usage requirements. Effective October 1, 2009, these contracts are now considered derivative financial instruments, whereby realized and unrealized gains and losses and the underlying settlement of these contracts is now recognized and reported on a net basis in the Energy Supply and Trading Activities revenue. The related inventory is carried at fair value less costs to sell, with changes in fair value recognized as gains or losses within Energy Supply and Trading Activities revenue.

Prior to October 1, 2009 the settlement of these contracts was recorded on a gross basis within Energy Supply and Trading Activities revenue and Energy Supply and Trading Activities expense.

8. FINANCING EXPENSES (INCOME)

($ millions)	2010	2009	2008

Interest on debt	691	573	352
Capitalized interest	(301)	(136)	(352)

Interest expense	390	437	—
Unrealized foreign exchange loss (gain) on U.S. dollar
denominated long-term debt	(426)	(858)	919
Foreign exchange loss (gain) and other	6	(67)	(2)

Total financing expenses (income) from continuing operations (1)	(30)	(488)	917

(1)
For 2010, financing expense of $18 million (2009 – financing income of $1 million, 2008 – $nil) has been reclassified to net earnings from discontinued operations.

68 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

9. INCOME TAXES

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the two rates and the dollar effect is as follows:

($ millions)	2010	2009	2008

Earnings before income taxes	4 247	1 419	3 055
Canadian statutory tax rate	28.91%	30.95%	29.52%
Statutory tax	1 228	439	902
Add (deduct) the tax effect of:
Non-taxable component of capital gains and losses	(67)	(133)	136
Stock-based compensation and other permanent items	1	42	36
Assessments and adjustments	20	(42)	(48)
Effect of changes to statutory enacted rates	—	(148)	—
Impact of income tax rate adjustments on future income tax liabilities	(15)	152	—
Change in valuation allowance	—	(59)	—
Canadian tax rate differential	(71)	(28)	(112)
Foreign tax rate differential	459	115	12
Non-taxable gain on effective settlement of pre-existing contract with Petro-Canada	—	(105)	—
Other	4	(20)	47

Provision for income taxes from continuing operations (1)	1 559	213	973

(1)
For the year ended December 31, 2010, income tax expense of $301 million (2009 – income tax recovery of $70 million, 2008 – income tax expense of $22 million) has been reclassified to net earnings from discontinued operations.

At December 31, geographic distribution of income tax provisions were as follows:

($ millions)	2010	2009	2008

Provision for (recovery of) income taxes:
Current:
Canada	57	599	493
Foreign	947	242	21
Future:
Canada	569	(699)	493
Foreign	(14)	71	(34)

Provision for income taxes from continuing operations	1 559	213	973

At December 31, future income taxes related to continuing operations were comprised of the following:

($ millions)	2010	2009

Future income tax liabilities:
Property, plant and equipment	9 798	9 167
Risk management and energy trading	27	—
Other	212	177
Future income tax assets:
Asset retirement obligations	(640)	(813)
Employee future benefits	(401)	(352)
Risk management and energy trading	—	(113)
Other assets	(610)	(206)

Net future income tax liabilities	8 386	7 860
Less: Current portion of future income tax (assets)/liabilities	(173)	(314)

Future income tax liabilities(1)	8 559	8 174

(1)
For 2010, future income tax liabilities of $182 million (2009 – $503 million) have been reclassified to liabilities of discontinued operations.

Included in the above table are unused non-capital tax losses of $955 million (2009 – $464 million), the majority of which relate to Canada and are available to reduce taxable income in future years. These non-capital tax losses will expire between 2026 and 2030.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 69

Deferred distribution taxes associated with International and Offshore business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense.

10. EARNINGS PER COMMON SHARE

Net earnings per common share is calculated by dividing net earnings by the weighted-average number of common shares outstanding.

(millions of common shares)	2010	2009	2008

Weighted-average number of common shares	1 562	1 198	932
Dilutive effect of stock options	12	13	13

Weighted-average number of diluted common shares	1 574	1 211	945

11. CASH AND CASH EQUIVALENTS

($ millions)	2010	2009

Cash	358	205
Cash equivalents	719	300

Total	1 077	505

12. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital from continuing operations is comprised of:

($ millions)	2010	2009 (1)	2008

Accounts receivable	(699)	105	230
Inventories	(190)	(585)	103
Accounts payable and accrued liabilities	(79)	(511)	(235)
Taxes payable/receivable	(458)	(37)	(110)

Total	(1 426)	(1 028)	(12)

Relating to:
Operating activities	(1 230)	(237)	403
Investing activities	(196)	(791)	(415)

(1)
Balances do not include amounts acquired from Petro-Canada as a result of the merger, but do reflect the changes in these working capital accounts subsequent to August 1, 2009.
($ millions)	2010	2009	2008

Interest paid	839	581	328
Income taxes paid	1 193	872	638

13. INVENTORIES

($ millions)	2010	2009

Crude oil	916	776
Refined products	1 289	1 303
Materials, supplies and merchandise	564	513
Energy trading commodity inventories (1)	372	355

Total (2)	3 141	2 947

(1)
Recorded at fair value.

(2)
For 2010, inventories of $11 million (2009 – $24 million) have been reclassified to current assets of discontinued operations.

During 2010, product inventories of $17.2 billion (2009 – $14.9 billion) were expensed.

70 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

14. PROPERTY, PLANT AND EQUIPMENT

	2010		2009
($ millions)	Cost	Accumulated Provision	Cost	Accumulated Provision

Oil Sands
Oil and gas properties	4 320	644	3 978	469
Plant and equipment	21 760	4 663	18 930	3 687
Assets not subject to depreciation or depletion	13 980	—	13 929	—

	40 060	5 307	36 837	4 156

Natural Gas
Oil and gas properties	4 000	1 619	3 812	1 034
Plant and equipment	250	109	234	70
Assets not subject to depreciation or depletion	22	—	27	—

	4 272	1 728	4 073	1 104

International and Offshore
Oil and gas properties	7 046	1 407	6 526	294
Plant and equipment	741	62	100	31
Assets not subject to depreciation or depletion	3 886	—	4 806	—

	11 673	1 469	11 432	325

Refining and Marketing
Plant and equipment	7 668	1 935	7 433	1 649
Assets not subject to depreciation or depletion	1 392	—	1 264	—

	9 060	1 935	8 697	1 649

Corporate and Energy Trading
Plant and equipment	575	236	483	181
Assets not subject to depreciation or depletion	325	—	91	—

	900	236	574	181

	65 965	10 675	61 613	7 415

Net property, plant and equipment (1)		55 290		54 198

(1)
For 2010, net property, plant and equipment of $658 million (2009 – $3,332 million) has been reclassified to discontinued operations.

Assets not subject to depreciation or depletion primarily consists of development assets and assets under construction.

Property, plant and equipment, at December 31, 2010, includes Oil Sands capital leases at a net book value of $257 million (2009 – $225 million) and International and Offshore capital leases at a net book value of $45 million (2009 – $48 million).

15. ASSET WRITE-DOWNS

During the second quarter of 2010, the company recognized a write-down of $189 million related to certain extraction equipment in the Oil Sands operating segment. These assets were being used in the development of an alternative extraction process to crush and slurry oil sands at the mine face, which the company has discontinued.

During the second quarter of 2010, the company recognized a write-down of $44 million of certain land leases in the Natural Gas operating segment. These assets are in areas of Western Canada and Alaska that the company does not plan to pursue given its strategic business alignment.

During the third quarter of 2010, the company recognized a charge of $222 million to reflect the write-down of certain assets in the Natural Gas operating segment to reflect fair value based on discounted future cash flows.

Also during the third quarter of 2010, the company recognized a write-down of $106 million related to certain North Sea assets in the International and Offshore operating segment. An agreement to sell these assets was entered into during the quarter and the assets were written down to reflect fair value less cost to sell.

During 2009, the company recognized a write-down of $83 million to reflect the fair value of certain non-core North Sea assets in the International and Offshore operating segment. An agreement to sell these assets was entered into during 2009 and the assets were written down to reflect fair value less cost to sell. There were no write-downs recognized in 2008.

These charges are included in depreciation, depletion and amortization expenses and net earnings from discontinued operations in the Consolidated Statements of Earnings.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 71

16. OTHER ASSETS

($ millions)	2010	2009

Intangible assets	222	233
Investments	135	148
Other	94	110

Total	451	491

Intangible assets acquired in 2009 as part of the business combination with Petro-Canada include $166 million related to the Petro-Canada brand, which has an indefinite life, and $70 million related to Petro-Canada customer lists which are amortized over their estimated useful lives ranging from five to ten years. During 2010, amortization expense related to intangible assets was $11 million (2009 – $4 million; 2008 – $nil).

17. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	2010	2009

Fixed-term debt, redeemable at the option of the company
6.85% Notes, due in 2039 (US$750)	746	785
6.80% Notes, due in 2038 (US$900)	922	972
6.50% Notes, due in 2038 (US$1150)	1 144	1 204
5.95% Notes, due in 2035 (US$600)	552	578
5.95% Notes, due in 2034 (US$500)	497	523
5.35% Notes, due in 2033 (US$300)	255	266
7.15% Notes, due in 2032 (US$500)	497	523
6.10% Notes, due in 2018 (US$1250)	1 243	1 308
6.05% Notes, due in 2018 (US$600)	609	643
5.00% Notes, due in 2014 (US$400)	406	429
4.00% Notes, due in 2013 (US$300)	298	313
7.00% Debentures, due in 2028 (US$250)	257	271
7.875% Debentures, due in 2026 (US$275)	307	325
9.25% Debentures, due in 2021 (US$300)	375	402
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in August 2011 (i)	500	500

	9 908	10 342
Revolving-term debt, with variable interest rates
Commercial paper (ii), bankers' acceptances and LIBOR loans (interest rate at December 31, 2010 – 1.2%, 2009 – 0.7%)	1 982	3 244

Total unsecured long-term debt	11 890	13 586
Secured long-term debt	13	13
Capital leases (iii)	335	326
Fair value adjustment related to interest rate swaps	8	18
Deferred financing costs	(59)	(63)

	12 187	13 880

Current portion of long-term debt
6.70% Series 2 Medium Term Notes, due in August 2011 (i)	(500)	—
Capital leases (iii)	(10)	(14)
Fair value adjustment related to interest swaps	(8)	(11)

Total current portion of long-term debt	(518)	(25)

Total long-term debt	11 669	13 855

(i)
The company has entered into interest rate swap transactions on $200 million of the principal amount of this note. The interest rate swaps resulted in an average effective interest rate on the $200 million principal of 1.9% in 2010 (2009 – 2.0%).

(ii)
The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. Commercial paper is supported by unutilized credit facilities.

(iii)
Interest rates range from 4.7% to 13.4%, and maturity dates range from 2012 to 2037.

72 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

Required Debt Repayments

Required debt repayments for capital leases and long-term debt are as follows:

($ millions)

2011	2 492
2012	10
2013	322
2014	418
2015	13
Thereafter	8 983

Total	12 238

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2010

Term period of one year and expires in 2011	4
Fully revolving for a period of four years and expires in 2013	199
Fully revolving for a period of five years and expires in 2013	7 320
Can be terminated at any time at the option of the lenders	461

Total available credit facilities	7 984

Credit facilities supporting outstanding commercial paper, bankers' acceptances and LIBOR loans	(1 982)
Credit facilities supporting standby letters of credit	(713)

Total unutilized credit facilities	5 289

18. ACCRUED LIABILITIES AND OTHER

($ millions)	2010	2009

Asset retirement obligations (a)	1 969	2 198
Employee future benefits liability (note 19)	1 060	1 128
Stock-based compensation plans (b)	304	219
Deferred revenue	94	94
Contract provisions (c)	224	33
Long-term financial liabilities (d)	365	602
Other	138	98

Total	4 154	4 372

(a)   Asset Retirement Obligations (ARO)

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the total obligations associated with the retirement of property, plant and equipment.

($ millions)	2010	2009

Asset retirement obligations, beginning of year	3 200	1 600
Liabilities incurred	80	253
Changes in estimates	(157)	(145)
Liabilities settled	(417)	(248)
Accretion	205	155
Asset divestitures	(441)	—
Petro-Canada liabilities acquired	—	1 605
Foreign exchange	(52)	(20)

Asset retirement obligations, end of year	2 418	3 200
Less: Current portion	147	312
Less: Amount related to discontinued operations	302	690

	1 969	2 198

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 73

The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2010, was approximately $7.4 billion (2009 – $8.3 billion). Substantially all of the liability recognized in 2010 was discounted using a weighted-average credit-adjusted risk free rate of 5.4% (2009 – 6.2%). The credit-adjusted risk-free rate used reflects the expected timeframe of the related liability. Payments to settle the ARO occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed fifty years. The current portion of asset retirement obligations is included in accounts payable and accrued liabilities.

A significant portion of the company's assets, including the upgrading facilities at the oil sands operation and the downstream refineries, have retirement obligations for which the fair value cannot be reasonably determined because the expected timing of the reclamation activity cannot be estimated at this time. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable.

(b)   Stock-Based Compensation Plans

The current portion of the stock-based compensation plans of $240 million (2009 – $198 million) is included in current liabilities. See note 20 for further information on the company's liability-based stock-based compensation awards.

(c)    Contract Provisions

Amount relates to provisions for future pipeline leases with terms extending to 2015, and building leases with terms extending to 2019.

(d)   Long-Term Financial Liabilities

As part of the acquisition of Petro-Canada in 2009, the company assumed an obligation relating to Petro-Canada's acquisition of an additional 5% interest in the Fort Hills project in 2007 from another partner in the project. To pay for this investment the company will fund $375 million of expenditures in excess of its working interest. At December 31, 2010, the discounted carrying amount of the Fort Hills obligation was $327 million (2009 – $322 million).

The company also assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six Exploration and Production Sharing Agreements in Libya in 2008, payable in several installments through 2013. At December 31, 2010, the carrying amount of the Libya obligation was $287 million (2009 – $511 million), of which the current portion is $249 million (2009 – $231 million) and is recorded in accounts payable and accrued liabilities.

19. EMPLOYEE FUTURE BENEFITS LIABILITY

Suncor employees are eligible to receive certain pension, health care and insurance benefits when they retire under the terms of the company's defined benefit plans.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 8% of each participating employee's pensionable earnings.

Defined Benefit Pension Plans and Other Post-Retirement Benefits

The company's defined benefit pension plans provide non-indexed pension benefits at retirement based on years of service and final average earnings. These obligations are met through funded registered retirement plans and through unregistered supplementary pensions and senior executive retirement plans that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. Company contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, depending on funding status, and every year in the United States. The most recent valuation was performed as at December 31, 2010. The next valuation will be performed as at December 31, 2011.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The expense and obligations for both funded and unfunded benefits are determined in accordance with Canadian GAAP and actuarial principles. Obligations are based on the projected benefit method of valuation that includes employee service to date and present pay levels, as well as a projection of salaries and service to retirement.

74 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

Defined Benefit Obligations and Funded Status

The following table presents information about obligations recognized in the Consolidated Balance Sheets and the funded status of the plans at December 31:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2010	2009	2010	2009

Change in benefit obligation
Benefit obligation at beginning of year	2 855	806	424	149
Service costs	85	64	8	6
Interest costs	168	96	25	15
Plan participants' contributions	11	17	—	—
Foreign exchange	(14)	(13)	(1)	(4)
Actuarial loss	265	59	39	1
Benefits paid	(151)	(86)	(12)	(8)
Plan acquisition upon merger (a)	—	1 912	—	265

Benefit obligation at end of year (b),(e)	3 219	2 855	483	424

Change in plan assets (c)
Fair value of plan assets at beginning of year	2 072	613	—	—
Actual return on plan assets	224	175	—	—
Employer contributions	188	105	—	—
Foreign exchange	(9)	(7)	—	—
Plan participants' contributions	11	17	—	—
Benefits paid	(151)	(86)	—	—
Plan acquisition upon merger	—	1 255	—	—

Fair value of plan assets at end of year (e)	2 335	2 072	—	—

Net unfunded obligation	(884)	(783)	(483)	(424)
Items not yet recognized in earnings:
Unamortized net actuarial loss (d)	234	50	45	8
Unamortized past service costs	5	9	(11)	(14)

Accrued benefit liability	(645)	(724)	(449)	(430)

Current liability	(38)	(30)	(3)	(3)
Long-term liability	(614)	(701)	(446)	(427)
Long-term asset	7	7	—	—

Total accrued benefit liability	(645)	(724)	(449)	(430)

(a)
The valuation of accrued benefit obligations for plans acquired through the business combination with Petro-Canada assumed a discount rate of 5.25%, a rate of compensation increase of 3.00% and an expected return on plan assets rate of 6.75%.

(b)
Obligations are based on the following assumptions:
	Pension Benefit Obligations		Other Post-Retirement Benefits Obligations
(per cent)	2010	2009	2010	2009

Discount rate	5.10	5.85	5.25	6.00
Rate of compensation increase	3.70	3.90	4.00	4.00

  Assumed health care cost trend rates may have a significant effect on the amounts reported for other post-retirement benefit obligations. A one per cent change in assumed health care cost trend rates would have the following effects:

($ millions)	1% increase	1% decrease

Increase (decrease) to total of service and interest cost components of net periodic post-retirement health care benefit cost	2	(2)
Increase (decrease) to the health care component of the accumulated post-retirement benefit obligation	38	(31)

(c)
Pension plan assets are not the company's assets and therefore are not included in the Consolidated Balance Sheets.

(d)
The unamortized net actuarial loss represents annually calculated differences between actual and projected plan performance. These amounts are amortized as part of the net periodic benefit cost over the expected average remaining service life of employees of 7 years for pension benefits (2009 – 7 years; 2008 – 11 years), and over the expected average future service life to full eligibility age of 14 years for other post-retirement benefits (2009 – 11 years; 2008 – 11 years).

(e)
The company uses a measurement date of December 31 to value the plan assets and accrued benefit obligation.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 75

The above benefit obligation at year-end includes partially funded and unfunded plans, as follows:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2010	2009	2010	2009

Partially funded plans	3 219	2 855	—	—
Unfunded plans	—	—	483	424

Benefit obligation at end of year	3 219	2 855	483	424

Benefit Plans Expense

	Pension Benefits			Other Post-Retirement Benefits
($ millions)	2010	2009	2008	2010	2009	2008

Current service costs	85	64	56	8	6	4
Interest costs	168	96	49	25	15	9
Actual (return) loss on plan assets (i)	(224)	(175)	107	—	—	—
Actuarial (gain) loss	265	59	(168)	39	1	(27)

Pension expense before adjustments for the long-term nature of employee future benefit costs	294	44	44	72	22	(14)
Difference between actual and expected return on plan assets (i)	82	98	(152)	—	—	—
Difference between actual and recognized actuarial losses	(260)	(36)	188	(36)	3	33
Difference between actual and recognized past service costs	2	2	2	(3)	(3)	(3)

Defined benefit plans expense (ii)	118	108	82	33	22	16
Defined contribution plans expense	40	28	15	—	—	—

Total benefit plans expense	158	136	97	33	22	16

(i)
The expected return on plan assets is the expected long-term rate of return on plan assets for the year. It is based on plan assets at the beginning of the year that have been adjusted on a weighted-average basis for contributions and benefit payments expected for the year. The expected return on plan assets is included in the net periodic benefit cost for the year to which it relates, while the difference between the expected rate and the actual return realized on plan assets in the same year is amortized over the expected average remaining service life of employees of 7 years for pension benefits.

To estimate the expected long-term rate of return on plan assets, the company considered the current level of expected returns on the fixed income portion of the portfolio, the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectation for future returns on each asset class. The expected return for each asset class was weighted based on the policy asset mix to develop an expected long-term rate of return on asset assumption for the portfolio.

(ii)
Defined benefit plans pension expense is based on the following assumptions:
	Pension Benefit Expense			Other Post-Retirement Benefits Expense
(per cent)	2010	2009	2008	2010	2009	2008

Discount rate	5.85	6.50	5.25	6.00	6.00	5.25
Expected return on plan assets	6.65	6.70	6.50	N/A	N/A	N/A
Rate of compensation increase	3.90	3.90	5.00	4.00	4.00	4.75

76 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted-average pension plan asset allocation based on market values as at December 31, 2010 and 2009, and the target allocation for 2011, are as follows:

	Target Allocation %	Plan Assets %
Asset Category	2011	2010	2009

Equities	58	58	59
Fixed income	42	42	41

Total	100	100	100

Equity securities do not include any direct investments in Suncor shares.

Cash Flows

The company expects that cash contributions to its defined benefit pension plans in 2011 will be $193 million. Expected benefit payments from all of the plans for the next ten years are as follows:

	Pension Benefits	Other Post-Retirement Benefits

2011	153	19
2012	162	21
2013	170	22
2014	178	24
2015	186	25
2016 – 2020	1 035	146

Total	1 884	257

20. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of preferred shares in series, without nominal or par value.

Issued

	Common Shares
	Number (thousands)	Amount ($ millions)

Balance as at December 31, 2007	925 566	881
Issued for cash under stock options plan	9 823	226
Issued under dividend reinvestment plan	135	6

Balance as at December 31, 2008	935 524	1 113
Shares issued to Petro-Canada shareholders on merger	621 142	18 878
Issued for cash under stock options plan	2 968	57
Issued under dividend reinvestment plan	144	5

Balance as at December 31, 2009	1 559 778	20 053
Issued for cash under stock option plans	5 292	122
Issued under dividend reinvestment plan	419	13

Balance as at December 31, 2010	1 565 489	20 188

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 77

Stock-Based Compensation

A stock option gives the holder the right to purchase common shares at or greater than the grant date market price subject to fulfilling vesting terms. Certain options are subject to accelerated vesting should the company meet predetermined performance criteria.

(a)   Stock Option Plans

Continuing plans

(i)    Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or otherwise result in no underlying common share being issued, will be available for issuance as options under this plan. These options have a seven-year life and vest annually over a three-year period.

Options granted under this plan before August 1, 2010 included a tandem stock appreciation right (TSAR). The company granted 4,275,000 options with TSARs during 2010 (2009 - 4,000). Effective August 1, 2010, options granted under this plan no longer include TSARs. The company granted 22,000 options with no TSARs during 2010.

Discontinued plans

The following plans were discontinued on August 1, 2009:

(i)    SunShare 2012 Performance Stock Option Plan

Options under this plan were granted to all eligible permanent full-time and part-time employees. On January 1, 2010, 25% of the outstanding options vested. The remaining 75% of outstanding options may vest on January 1, 2013 if further specified performance targets are met. All outstanding unvested options at January 1, 2013, will automatically expire.

(ii)   Executive Stock Plan

Options under this plan were granted to non-employee directors and certain executives and other senior employees of the company. Options granted have a 10-year life and vest annually over a three-year period.

(iii)  Key Contributor Stock Option Plan

Options under this plan were granted to non-insider senior managers and key employees. Options granted have a 10-year life and vest annually over a three-year period.

(iv)  Petro-Canada Stock Options ("Adjusted Options")

The Adjusted Options, issued to officers and certain employees, have a 10-year life if granted prior to 2004 and seven years if granted subsequent to 2003. Options granted after 2003 can be exercised for a cash payment alternative (CPA) and are therefore recorded at their intrinsic value at each period end. All Adjusted Options vest over periods of up to four years.

Changes in the number of outstanding stock options were as follows:

	Number (thousands)	Range of Exercise Prices Per Share ($)	Weighted-Average Exercise Price Per Share ($)

Outstanding, December 31, 2008	46 402	5.06 – 69.97	34.55
Granted	2 490	20.99 – 49.67	35.78
Adjusted options issued to Petro-Canada stock option holders	29 900	8.22 – 44.27	28.05
Exercised	(2 870)	5.06 – 36.68	13.69
Forfeited/expired	(3 898)	13.31 – 71.12	40.48

Outstanding, December 31, 2009	72 024	7.84 – 72.68	32.52
Granted	4 297	30.93 – 35.76	31.86
Exercised	(5 292)	7.84 – 47.55	15.49
Forfeited/expired	(3 391)	13.82 – 67.58	42.51

Outstanding, December 31, 2010	67 638	8.72 – 69.97	32.94

Exercisable, December 31, 2010	46 266	8.72 – 69.97	29.91

78 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options, at December 31:

(thousands of common shares)	2010	2009	2008

	18 854	22 306	12 345

Outstanding and exercisable common share options as at December 31, 2010:

	Outstanding			Exercisable
Exercise Prices ($)	Number (thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price Per Share ($)	Number (thousands)	Weighted-Average Exercise Price Per Share ($)

8.72 – 14.99	11 582	1	13.34	11 582	13.34
15.00 – 19.99	5 062	4	18.69	2 720	18.05
20.00 – 29.99	10 075	2	22.88	9 206	23.15
30.00 – 44.99	20 812	4	37.37	13 885	39.26
45.00 – 49.99	18 872	4	47.35	8 495	47.07
50.00 – 69.97	1 235	4	58.35	378	58.01

Total	67 638	3	32.94	46 266	29.91

Fair Value of Options Granted

The fair values of common share options that do not have the option of cash settlement are estimated as at the grant date using the Monte Carlo simulation approach for the SunShare 2012 plan and the Black-Scholes option-pricing model for all other plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	2010	2009	2008

Annual dividend per share	$0.40	$0.30	$0.20
Risk-free interest rate	2.02%	2.31%	3.35%
Expected life	5 years	5 years	6 years
Expected volatility	50%	47%	30%
Weighted-average fair value per option	$12.98	$10.28	$13.86

(b)   Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised.

Continuing plan

(i)    Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period. The company granted 353,000 SARs during 2010 (2009 – nil).

Discontinued plan

(i)    Petro-Canada SARs

Legacy Petro-Canada had a SARs plan for which grants ended on July 31, 2009. These SARs have a seven-year life and vest annually over a four-year period.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 79

Changes in the number of outstanding SARs were as follows:

	Number (thousands)	Range of Exercise Prices Per Share ($)	Weighted-Average Exercise Price Per Share ($)

SARs issued to holders of Petro-Canada SARs, August 1, 2009	15 353	19.13 – 46.13	28.74
Exercised	(306)	19.13 – 39.41	35.01
Forfeited	(982)	19.13 – 46.13	28.28

Outstanding, December 31, 2009	14 065	19.13 – 46.13	28.63
Granted	353	31.67 – 32.48	31.85
Exercised	(734)	19.13 – 36.82	24.00
Forfeited	(2 399)	19.44 – 46.13	28.99

Outstanding, December 31, 2010	11 285	19.13 – 46.13	28.97

Exercisable, December 31, 2010	4 939	19.13 – 46.13	32.28

Outstanding and exercisable SARs as at December 31, 2010:

	Outstanding			Exercisable
Exercise Prices ($)	Number (thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price Per Share ($)	Number (thousands)	Weighted-Average Exercise Price Per Share ($)

19.13 – 24.99	4 649	5	19.45	1 002	19.46
25.00 – 34.99	3 174	3	34.13	2 171	34.29
35.00 – 39.99	3 368	4	36.84	1 701	36.85
40.00 – 46.13	94	4	43.70	65	43.66

Total	11 285	4	28.97	4 939	32.28

(c)    Share Unit Plans

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at time of vesting. Typically, RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive one-half or, at their option, all of their compensation in the form of DSUs.

Changes in the number of outstanding share units were as follows:

Number (thousands)	PSU	RSU	DSU

Outstanding, December 31, 2008	2 175	965	1 903
Granted	1 149	2 715	104
Units issued to Petro-Canada unitholders	945	1 018	1 008
Redeemed for cash	(69)	(21)	(443)
Forfeited	(957)	(432)	—
Reinvested	4	5	44

Outstanding, December 31, 2009	3 247	4 250	2 616
Granted	1 673	2 838	80
Redeemed for cash	(282)	(118)	(426)
Forfeited	(917)	(563)	—
Reinvested	26	43	29

Outstanding, December 31, 2010	3 747	6 450	2 299

80 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, selling and general expense in the Consolidated Statements of Earnings:

($ millions)	2010	2009	2008

Stock option plans	53	148	120
SARs	27	35	—
PSUs	21	30	(30)
RSUs	90	50	8
DSUs	4	30	(51)

Total	195	293	47

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Instruments

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and a portion of non-current accrued liabilities and other.

(a)   Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method, with the exception of the portion of debt that is recorded at fair value as part of a fair value hedging relationship. At December 31, 2010, the carrying value of fixed-term debt accounted for under the amortized cost method was $9.7 billion (December 31, 2009 – $10.1 billion) and the fair value at December 31, 2010 was $10.7 billion (December 31, 2009 – $10.7 billion).

(b)   Fair Value of Derivative Financial Instruments

To estimate fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  •
  Level 2 – inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

  •
  Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as of December 31, 2010:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	11	3	13	27
Accounts payable	(72)	(14)	(7)	(93)

Total	(61)	(11)	6	(66)

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 81

(c)    Derivative Financial Instruments – Designated as Part of a Qualifying Hedge Relationship

Fair Value Hedges

The company periodically enters into derivative financial instrument contracts such as interest swaps as part of its risk management strategy to manage its exposure to benchmark interest rate fluctuations. The interest rate swap contracts involve an exchange of floating rate versus fixed rate interest payments between the company and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized in earnings as an adjustment to interest expense. The swap contracts and underlying debt are recorded at fair value with changes in fair value recognized in interest expense. At December 31, 2010, the company had interest rate swaps designated as fair value hedges expiring in August 2011. The fair value of the swaps, which related to $200 million of its fixed-rate debt, was $8 million as at December 31, 2010 (2009 – $18 million) and was recorded in accounts receivable (2009 – $10 million recorded in accounts receivable and $8 million recorded in other assets). There was no ineffectiveness recognized on interest rate swaps designated as fair value hedges during the years ended December 31, 2010 and December 31, 2009.

(d)   Other Derivative Financial Instruments

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such, or do not qualify under GAAP, are believed to be economically effective at mitigating exposure to commodity price movements and are a component of Suncor's overall risk management program. These derivative contracts include crude oil, natural gas, refined products and foreign exchange contracts. The earnings impact associated with these contracts for the year ended December 31, 2010, was a gain of $89 million (2009 – a loss of $1.024 billion).

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading and marketing revenues. These energy contracts are comprised of crude oil, refined products and natural gas contracts.

The earnings impact associated with these contracts for the year ended December 31, 2010, was a gain of $81 million (2009 – a loss of $70 million).

Change in Fair Value of Other Derivative Financial Instruments

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts at December 31, 2009	(312)	(47)	(359)
Fair value of contracts realized during the period	236	(121)	115
Changes in fair value during the period	89	81	170

Fair value of contracts outstanding at December 31, 2010	13	(87)	(74)

Financial Risk Factors

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's risk management for trading activities which are defined as strategic hedging, optimization trading, marketing and speculative trading. The CRMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls, and is unchanged from the prior year.

1)    Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

82 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

(a)   Commodity Price Risk

The company's financial performance is closely linked to crude oil prices (including pricing differentials for various product types), and to a lesser extent, natural gas and refined product prices. The company's policies permit the use of various financial instruments in managing these price exposures.

Impacts on the company's pre-tax earnings from changes in the fair value of outstanding derivative financial instruments at December 31, 2010 resulting from changes in commodity prices (with all other variables held constant) are disclosed in the following table. This sensitivity analysis is limited to the impact of commodity price changes applied to derivative financial instruments only, and do not represent the impact of a change in the commodity price on the financial results of the company taken as a whole.

Sensitivity Analysis

($ millions)	December 31, 2010(1)	Change	Pre-tax Earnings

Crude Oil	US$93.37/barrel
Price increase		US$1.00/barrel	(4)
Price decrease		US$1.00/barrel	4
Natural Gas	US$4.99/mcf
Price increase		US$0.10/mcf	(4)
Price decrease		US$0.10/mcf	4

(1)
Prices represent average futures' prices at December 31, 2010.

(b)   Foreign Currency Exchange Risk

The company is exposed to changes in foreign exchange rates as revenues, capital expenditures, or financial instruments may fluctuate due to changing rates. As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. The company's exposure is partially offset through the issuance of U.S. dollar denominated long-term debt and by sourcing capital projects in U.S. dollars. The effect on the company's financial instruments of a $0.01 change in the US$/Cdn$ exchange rate would change pre-tax earnings by approximately $90 million for the year ended December 31, 2010. The company is also exposed to foreign currency exchange risk from its self-sustaining foreign operations whose functional currency is different from the company's functional currency. The effect on the company's financial instruments of a $0.01 change in the US$/Cdn$ exchange rate would change other comprehensive income by approximately $15 million for the year ended December 31, 2010.

(c)    Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to revolving-term debt (commercial paper, bankers' acceptances and LIBOR loans).

To manage the company's position with respect to interest expense, the company targets 30% to 50% of total debt to be exposed to floating interest rates. This floating/fixed rate mix will fluctuate based on prevailing market conditions and management's assessment of overall risk.

The proportion of floating interest rate exposure inclusive of interest rate swaps at December 31, 2010 was 18% of total debt outstanding (December 31, 2009 – 25%). The weighted-average interest rate on total debt for the year ending December 31, 2010 was 5.7% (December 31, 2009 – 5.6%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt. If the interest rates applicable to floating rate instruments were to have increased by 1%, it is estimated that the company's pre-tax earnings for the year ended December 31, 2010 would decrease by approximately $22 million.

2)    Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The company believes that it has access to sufficient capital through internally generated cash flows and external sources (bank credit markets and debt capital markets), and to undrawn committed borrowing facilities to meet current spending forecasts.

Surplus cash is invested into a range of short-dated money market securities and the company seeks to ensure the security and liquidity of those investments by only investing in high credit quality government or corporate securities. Diversification of these investments is supported through maintaining counterparty credit limits.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 83

The following table shows the timing of cash outflows relating to trade and other payables and debt.

	December 31, 2010		December 31, 2009
($ millions)	Trade and other payables (1)	Debt (2)	Trade and other payables (1)	Debt (2)

Within one year	6 942	3 127	6 529	3 796
1 to 3 years	359	1 560	653	1 811
3 to 5 years	32	1 611	—	1 591
Over 5 years	—	17 338	—	18 900

Total	7 333	23 636	7 182	26 098

(1)
Includes the Fort Hills purchase obligation and the Libya EPSAs signature bonus.

(2)
Debt includes short-term debt, long-term debt, capital leases and interest payments on fixed-term debt and commercial paper.

3)    Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company has a credit policy that is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2010, substantially all of the company's trade receivables were current, and there were no counterparties that individually constituted more than 10% of the outstanding balance.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. At December 31, 2010, the company's exposure was $27 million (December 31, 2009 – $231 million).

22. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

As at December 31 ($ millions)	2010	2009

Unrealized foreign currency translation adjustment	(698)	(248)
Unrealized gains on derivative hedging activities	14	15

Total	(684)	(233)

23. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a conservative balance sheet, which supports a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is monitored through net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the years ended December 31, 2010 and 2009.

84 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

The company's strategy during 2010, which was unchanged from 2009, was to maintain the measure set out in the following schedule. The company believes that achieving this capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings. The company operates in a cyclical business environment and ratios may periodically fall outside of management targets.

At December 31, ($ millions)	Capital Measure Target	2010	2009

Components of ratios
Short-term debt		2	2
Current portion of long-term debt		518	25
Long-term debt		11 669	13 855

Total debt		12 189	13 882
Less: Cash and equivalents		1 077	505

Net debt		11 112	13 377

Shareholders' equity		36 721	34 111

Total capitalization (total debt plus shareholders' equity)		48 910	47 993

Cash flow from operations (1)		6 656	2 799

Net debt to cash flow from operations	<2.0 times	1.7	4.8

Total debt to total debt plus shareholders' equity		25%	29%

(1)
Cash flow from operations is expressed before changes in non-cash working capital.

24. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

(a)   Commitments

($ millions)	Pipeline Capacity and Energy Services(1)	Operating Leases

2011	759	330
2012	667	250
2013	726	227
2014	692	170
2015	642	119
Later years	7 822	852

Total	11 308	1 948

(1)
Includes annual tolls payable under transportation service agreements with major pipeline companies to use a portion of their pipeline capacity and tankage, as applicable, for transportation of product within Canada and the U.S. Suncor has commitments under long-term energy agreements to obtain a portion of the power and the steam generated by certain cogeneration facilities owned by a major third-party energy company.

In addition to the operating commitments quantified in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Commodity purchase obligations for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase, are one example of excluded items.

Crude Oil

At December 31, 2010, Suncor had purchase commitments relating to crude oil predominately for refinery supply. Crude oil commitments consisted of market price evergreen contracts for a total volume of 289,000 barrels per day of crude oil, of which most have industry standard thirty-day cancellation clauses.

Natural Gas

At December 31, 2010, Suncor had purchase commitments relating to natural gas for physical trading. Natural gas commitments consist of fixed price contracts with a total volume of 13 million GJ within a price range of $3.22–$5.20 per GJ and having terms extending to October 2012, as well as market price contracts for a total volume of 134 million GJ with terms extending to October 2015.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 85

Refined Products

At December 31, 2010, Suncor's significant purchase commitments relating to finished products at its refineries consisted of market price contracts for a total volume of 4,648 million litres and having terms extending to 2017.

(b)   Contingencies

The company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the recognition of estimated asset retirement obligations. Estimates of asset retirement obligation costs can change significantly based on such factors as operating experience and changes in legislation and regulations.

The company reduces exposure to some operational risks by maintaining a comprehensive insurance program at limits and deductible amounts that management believes to be acceptable.

The company carries third-party property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2010, Suncor's insurance program includes a coverage limit of up to US$1.3 billion for oil sands risks, up to US$1.25 billion for offshore risks and up to US$600 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume caps. The company also has third-party primary property insurance for US$250 million that covers all of Suncor's assets.

Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact may be material.

(c)    Guarantees

In certain of the retail licensee arrangements, the company has provided loan guarantees. The company's maximum exposure to loss from these arrangements is not expected to be significant.

The company has agreed to indemnify holders of all notes and debentures and the company's credit facility lenders for added costs relating to taxes, assessments or other government charges or conditions, including any required withholding amounts. Similar indemnity terms apply to certain facility and equipment leases.

There is no limit to the maximum amount payable under the indemnification agreements described above. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, Suncor has the option to redeem or terminate these contracts if additional costs are incurred.

25. JOINT VENTURE WITH TOTAL

On December 17, 2010, Suncor announced that it plans to enter into a joint venture with Total E&P Canada Ltd (Total). The two companies plan to develop the Fort Hills and Joslyn oil sands mining projects together with the other project partners, and restart construction of the Voyageur upgrader.

Total will acquire a 49% interest in Suncor's Voyageur upgrader, and an additional 19.2% in the Fort Hills project, reducing Suncor's interest from 60% to 40.8%. In return, Suncor will acquire a 36.75% interest in the Joslyn project and receive cash consideration of approximately $1.75 billion.

The agreement is subject to certain regulatory and other approvals, with closing targeted in the first quarter of 2011. The development of the Fort Hills and Joslyn oil sands mining projects, as well as the continued construction of the Voyageur upgrader, is subject to approval by all of the partners in these ventures and by Suncor's Board of Directors.

86 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

26. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The application of United States GAAP (U.S. GAAP) would have the following effects on net earnings and comprehensive income as reported:

($ millions)	Notes	2010	2009	2008

Net earnings as reported, Canadian GAAP		3 571	1 146	2 137
Adjustments
Transaction costs and provisions	(a)	(68)	(302)	—
Stock-based compensation expense	(b)	(13)	41	(7)
Energy supply and trading activities (inventory valuation)	(e)	4	(47)	—
Income taxes		20	80	1

Net earnings, U.S. GAAP		3 514	918	2 131
Pension and post-retirement obligation, net of income taxes of $52 (2009 – $22; 2008 – $20)	(c)	(168)	43	43
Other comprehensive income (loss) items		(451)	(330)	350

Comprehensive income, U.S. GAAP		2 895	631	2 524

(dollars)	2010	2009	2008

Net earnings per common share, U.S. GAAP
Basic	2.25	0.77	2.29
Diluted	2.23	0.76	2.26

The application of U.S. GAAP would have the following effects on the consolidated balance sheets as reported:

			December 31, 2010		December 31, 2009
	Notes		As Reported	U.S. GAAP	As Reported	U.S. GAAP

Current assets	(a,e	)	10 513	10 544	8 331	8 318
Property, plant and equipment, net			55 290	55 290	54 198	54 198
Other assets	(d	)	451	510	491	554
Goodwill	(a	)	3 201	5 762	3 201	5 762
Future income taxes			56	139	193	193
Assets of discontinued operations			658	658	3 332	3 332

Total assets			70 169	72 903	69 746	72 357

Current liabilities	(a,b	)	8 526	8 608	7 848	7 881
Long-term borrowings	(d	)	11 669	11 728	13 855	13 918
Accrued liabilities and other	(b,c	)	4 154	4 462	4 372	4 429
Future income taxes			8 615	8 620	8 367	8 320
Liabilities of discontinued operations			484	484	1 193	1 193
Share capital	(b	)	20 188	23 047	20 053	22 908
Contributed surplus	(b	)	505	521	526	546
Retained earnings	(a,b,e	)	16 712	16 321	13 765	13 431
Accumulated other comprehensive income (loss)	(c	)	(684)	(888)	(233)	(269)

Total liabilities and shareholders' equity			70 169	72 903	69 746	72 357

Certain prior period comparative figures have been reclassified to conform to the current presentation.

(a)   Business Combination with Petro-Canada

Under U.S. GAAP, the total purchase price for the acquisition was $22.225 billion. U.S. GAAP requires the 621.1 million Suncor shares offered as consideration to complete the merger to be valued at $34.84 per share, which was the Suncor share price as at the transaction close date of August 1, 2009. Under Canadian GAAP the share price is that value as at the merger announcement date. In addition, transaction costs of $124 million (net of income taxes of $43 million) are not permitted to be included in consideration under U.S. GAAP, and are expensed instead.

Under Canadian GAAP, the transaction costs were netted against cash acquired in the business combination and presented as part of cash flow from investing activities in the Consolidated Statements of Cash Flows. Under U.S. GAAP, the $124 million of transaction costs would be included in net earnings and thus be presented as a reduction in cash flow from operating activities.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 87

The fair value of current liabilities assumed by Suncor in the business combination under Canadian GAAP included $160 million (net of income taxes of $56 million) for provisions for severance and other costs associated with exiting certain activities of Petro-Canada that cannot be recognized at the time of the merger under U.S. GAAP and must be expensed as incurred. At December 31, 2010, $128 million, net of income taxes of $45 million, of amounts related to these provisions had been incurred (2009 – $99 million, net of income taxes of $36 million). During 2010, the original provision set up under Canadian GAAP was reduced by $22 million (net of income taxes of $8 million) as a result of an adjustment made to the cost estimate for the Montreal coker provision. At December 31, 2010, $4 million, net of income taxes of $2 million, related to provisions remains in current liabilities under U.S. GAAP (2009 – $12 million, net of income taxes of $4 million).

As per note (b), under U.S. GAAP stock-based compensation awards recognized as liabilities are measured using different methods than Canadian GAAP. At August 1, 2009, the value of CPAs, SARs, RSUs and PSUs calculated using methods prescribed by U.S. GAAP was $126 million (net of income taxes of $43 million) greater than the value calculated using methods prescribed under Canadian GAAP.

As a result of these differences in accounting for this business combination, the resulting value for goodwill under U.S. GAAP is $5,762 million, of which $5,474 million would be allocated to the Oil Sands segment and the remaining $288 million would be allocated to the Refining and Marketing segment.

(b)   Stock-Based Compensation

Under Canadian GAAP, the company's stock options with a cash payment alternative (CPAs), stock appreciation rights (SARs), performance share units (PSUs) and restricted share units (RSUs) are measured using an intrinsic approach, which is a fair-value technique not permitted under U.S. GAAP. For U.S. GAAP, the company's CPAs, SARs and RSUs have been measured at fair value using the Black-Scholes option-pricing model, while PSUs have been measured using a Monte Carlo Simulation approach to determine fair value. The impact on net earnings for the year ended December 31, 2010 is additional expense of $10 million, net of income taxes of $3 million (2009 – recovery of previously recognized expense of $31 million, net of income taxes of $10 million; 2008 – expense of $2 million, net of income taxes of $1 million).

Under Canadian GAAP, compensation expense related to common share options granted prior to January 1, 2003 (pre-2003 options) is not recognized in the Consolidated Statements of Earnings. U.S. GAAP requires the recognition of expense related to the company's pre-2003 options. There was no additional compensation expense to recognize in 2010 or 2009, as the remaining expense of $4 million for pre-2003 options was recognized in 2008. There was no impact on income taxes.

(c)    Accounting for Defined Benefit Pension and Other Post-Retirement Plans

U.S. GAAP requires the company recognize the over funded or under funded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet, with changes to funded status in the year recorded through comprehensive income, net of income taxes. Canadian GAAP currently does not require the company to recognize the funded status of these plans in the Consolidated Balance Sheets. In 2010, other comprehensive income under U.S. GAAP would decrease by $168 million, net of income taxes of $52 million (2009 – increase by $43 million, net of income taxes of $22 million; 2008 – increase by $43 million, net of income taxes of $20 million).

(d)   Deferred Financing Costs

Effective January 1, 2007, under Canadian GAAP, deferred financing costs on long-term debt are included in the carrying value of the related debt. Under U.S. GAAP, these costs are recorded as a deferred charge. As a result, $59 million would have been reclassified from long-term debt to other assets at December 31, 2010 (December 31, 2009 – $63 million).

(e)   Inventory

U.S. GAAP requires inventory to be measured at the lower of cost or net realizable value and does not permit the measurement of held for trading inventories at fair value less costs to sell. As a result, the value of energy trading inventories at December 31, 2010 is lower by $40 million (2009 — $47 million). Earnings for the twelve months ended December 31, 2010 would increase by $3 million, net of income taxes of $1 million, as a result of not recognizing fair value changes (2009 — decrease earnings by $32 million, net of income taxes of $15 million).

(f)    Cash Flow Information

Other than described in note (a), the application of U.S. GAAP would not have a material effect on cash flow from total operating, investing, or financing activities on the Consolidated Statements of Cash Flows.

Recently Adopted Accounting Standards

Effective January 1, 2010, the company adopted amendments to Topic 810 "Consolidations". The adoption of these amendments had no impact on net earnings or financial position.

88 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

QUARTERLY SUMMARY (unaudited)

FINANCIAL DATA (1)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
($ millions, except per share amounts)	Mar 31 2010	June 30 2010	Sept 30 2010	Dec 31 2010	2010	Mar 31 2009	June 30 2009	Sept 30 2009	Dec 31 2009	2009

Revenues from continuing operations	6 946	8 979	8 636	9 789	34 350	4 607	4 748	8 257	7 236	24 848

Net earnings (loss) from continuing operations
Oil Sands	76	517	412	487	1 492	(110)	(307)	738	236	557
Natural Gas	23	(68)	(167)	(65)	(277)	(10)	(23)	(97)	(55)	(185)
International and Offshore	209	217	236	452	1 114	—	—	93	230	323
Refining and Marketing	139	138	152	372	801	112	99	45	151	407
Corporate, Energy Trading and Eliminations	17	(486)	(24)	51	(442)	(181)	185	186	(86)	104

	464	318	609	1 297	2 688	(189)	(46)	965	476	1 206

Per common share
Net earnings (loss) from continuing operations
– basic	0.30	0.20	0.39	0.83	1.72	(0.20)	(0.05)	0.72	0.30	1.01
– diluted	0.30	0.20	0.39	0.82	1.71	(0.20)	(0.05)	0.71	0.30	1.00
Net earnings (loss)
– basic	0.46	0.31	0.65	0.87	2.29	(0.20)	(0.06)	0.69	0.29	0.96
– diluted	0.46	0.31	0.65	0.86	2.27	(0.20)	(0.06)	0.68	0.29	0.95
Cash dividends	0.10	0.10	0.10	0.10	0.40	0.05	0.05	0.10	0.10	0.30

Cash flow from (used in) operations from continuing operations
Oil Sands	262	933	779	795	2 769	480	174	242	355	1 251
Natural Gas	132	82	56	50	320	35	33	39	70	177
International and Offshore	542	517	568	885	2 512	—	—	238	500	738
Refining and Marketing	328	263	326	619	1 536	205	194	264	258	921
Corporate, Energy Trading and Eliminations	(314)	(196)	(244)	(219)	(973)	63	(115)	(299)	(302)	(653)

	950	1 599	1 485	2 130	6 164	783	286	484	881	2 434

(1)
The comparative financial data includes the results of post-merger Suncor from August 1, 2009. As such, the amounts reflect results of the post-merger Suncor from August 1, 2009 together with the results of lergacy Suncor only from January 1, 2009 through July 31, 2009.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 89

QUARTERLY SUMMARY (unaudited) (continued)

OPERATING DATA

	For the Quarter Ended				Total Year	For the Quarter Ended					Total Year
	Mar 31 2010	June 30 2010	Sept 30 2010	Dec 31 2010	2010	Mar 31 2009	June 30 2009	Sept 30 2009		Dec 31 2009	2009

OIL SANDS
Production (kbpd)
Total production (excluding Syncrude)	202.3	295.5	306.6	325.9	283.0	278.0	301.0	305.3		278.9	290.6
Firebag (kbpd of bitumen)	55.7	55.7	50.4	52.9	53.6	42.4	48.3	54.3		51.1	49.1
Mackay River (kbpd of bitumen)	31.8	32.5	28.8	32.9	31.5	—	—	26.5	**	31.7	29.7 **
Syncrude	32.3	38.9	31.7	37.9	35.2	—	—	37.4	**	39.3	38.5 **
Sales (kbpd) (excluding Syncrude)
Light sweet crude oil	61.0	99.0	84.5	84.5	82.3	108.8	99.4	89.6		100.8	99.6
Diesel	12.9	30.7	25.8	12.2	20.4	22.8	25.3	36.9		31.4	29.1
Light sour crude oil	80.5	143.1	165.8	189.8	145.2	102.7	150.5	146.8		142.4	135.7
Bitumen	42.3	37.4	21.2	24.9	31.4	9.1	10.5	14.3		13.0	11.8

Total sales	196.7	310.2	297.3	311.4	279.3	243.4	285.7	287.6		287.6	276.2

Average sales price (1) (dollars per barrel) (excluding Syncrude)
Light sweet crude oil*	80.84	77.55	75.49	83.02	79.03	54.64	65.83	71.99		77.71	67.26
Other (diesel, light sour crude oil and bitumen)*	69.53	68.53	66.39	70.29	68.63	48.80	62.71	67.51		72.93	64.18
Total *	73.03	71.41	68.97	73.75	71.69	51.46	63.79	68.91		74.61	65.29
Total	70.21	69.79	67.53	70.95	69.58	59.45	59.34	62.01		65.42	61.66

Syncrude average sales price (1) (dollars per barrel)	83.21	77.32	78.83	84.40	80.93	—	—	75.17		78.81	77.36

Operating costs – Total operations (excluding Syncrude) (dollars per barrel)
Cash costs	46.50	31.70	32.45	34.35	35.30	30.65	29.65	30.65		35.10	31.50
Natural gas	5.40	3.55	1.10	2.30	2.85	3.00	1.65	1.55		3.40	2.40
Imported bitumen	2.95	0.65	0.05	0.05	0.70	0.05	—	0.05		0.20	0.05

Cash operating costs (2)	54.85	35.90	33.60	36.70	38.85	33.70	31.30	32.25		38.70	33.95
Project start-up costs	0.55	0.55	0.75	0.95	0.70	0.65	0.35	0.45		0.50	0.45

Total cash operating costs (3)	55.40	36.45	34.35	37.65	39.55	34.35	31.65	32.70		39.20	34.40
Depreciation, depletion and amortization	12.65	15.35	9.00	8.80	11.25	7.30	7.20	7.60		10.00	8.00

Total operating costs (4)	68.05	51.80	43.35	46.45	50.80	41.65	38.85	40.30		49.20	42.40

Operating costs – Syncrude (dollars per barrel)***
Cash costs	39.60	28.75	39.20	32.85	34.70	—	—	29.50		29.65	29.60
Natural gas	4.50	2.85	2.75	3.05	3.25	—	—	2.10		3.45	2.90

Cash operating costs (2)	44.10	31.60	41.95	35.90	37.95	—	—	31.60		33.10	32.50
Project start-up costs	—	—	—	—	—	—	—	—		—	—

Total cash operating costs (3)	44.10	31.60	41.95	35.90	37.95	—	—	31.60		33.10	32.50
Depreciation, depletion and amortization	13.70	11.35	14.85	9.65	12.20	—	—	12.70		11.80	12.15

Total operating costs (4)	57.80	42.95	56.80	45.55	50.15	—	—	44.30		44.90	44.65

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	12.30	13.65	17.15	16.50	14.85	15.25	16.40	13.25		14.25	14.55
Natural gas	7.05	5.05	5.25	4.80	5.55	7.90	5.30	4.30		6.05	5.70

Cash operating costs (5)	19.35	18.70	22.40	21.30	20.40	23.15	21.70	17.55		20.30	20.25
Project start-up costs	0.95	1.45	2.50	3.35	2.05	2.30	1.45	0.65		1.35	1.35

Total cash operating costs (6)	20.30	20.15	24.90	24.65	22.45	25.45	23.15	18.20		21.65	21.60
Depreciation, depletion and amortization	5.05	4.70	5.90	5.20	5.20	6.95	6.00	5.95		6.65	6.35

Total operating costs (7)	25.35	24.85	30.80	29.85	27.65	32.40	29.15	24.15		28.30	27.95

Footnotes, definitions and abbreviations, see page 100.

90 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

QUARTERLY SUMMARY (unaudited) (continued)

OPERATING DATA (continued)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
	Mar 31 2010	June 30 2010	Sept 30 2010	Dec 31 2010	2010	Mar 31 2009	June 30 2009	Sept 30 2009	Dec 31 2009	2009

NATURAL GAS
Gross production
Natural gas (mmcf/d)
Continuing operations	419	398	380	399	399	140	145	335	424	262
Discontinued operations	230	138	120	8	123	60	47	182	250	135
Natural gas liquids and crude oil (kbpd)
Continuing operations	6.2	5.5	5.4	4.9	5.5	1.1	1.0	4.8	6.2	3.3
Discontinued operations	7.8	2.8	2.2	0.2	3.3	2.0	2.2	5.9	8.8	4.8
Total gross production (mmcfe/d)
Continuing operations	456	431	412	429	432	147	151	363	461	282
Discontinued operations	277	155	134	9	143	72	60	218	303	164

Average sales price from continuing operations (1)
Natural gas (dollars per mcf)	5.34	3.42	3.66	3.39	3.99	5.42	3.26	2.70	3.92	3.63
Natural gas (dollars per mcf) *	5.34	3.42	3.66	3.39	3.99	5.41	3.23	2.68	3.91	3.62
Natural gas liquids and crude oil (dollars per barrel)	74.71	82.82	68.03	71.56	77.37	45.08	40.04	58.31	65.74	59.41

INTERNATIONAL AND OFFSHORE**
East Coast Canada
Production (kbpd)
Terra Nova	29.6	27.2	17.2	19.0	23.2	—	—	16.0	24.0	20.8
Hibernia	30.2	30.1	32.3	30.9	30.9	—	—	28.5	26.3	27.2
White Rose	14.8	13.3	16.8	13.0	14.5	—	—	5.1	13.3	10.0

Total production	74.6	70.6	66.3	62.9	68.6	—	—	49.6	63.6	58.0

Average sales price (1) (dollars per barrel)	78.69	76.88	78.78	87.12	80.20	—	—	75.22	77.71	76.86

International
Production (kboe/d)
North Sea
Buzzard	58.6	49.3	58.6	55.6	55.5	—	—	29.4	59.9	47.8
Discontinued operations	27.5	22.7	25.2	18.7	23.5	—	—	25.2	31.1	28.7

Total North Sea	86.1	72.0	83.8	74.3	79.0	—	—	54.6	91.0	76.5
Other International
Libya	35.4	35.4	35.4	34.7	35.2	—	—	42.7	26.0	32.6
Syria****	—	12.8	16.5	16.9	11.6	—	—	—	—	—
Discontinued operations	11.7	11.1	4.2	—	6.7	—	—	11.3	12.0	11.7

Total Other International	47.1	59.3	56.1	51.6	53.5	—	—	54.0	38.0	44.3

Total production	133.2	131.3	139.9	125.9	132.5	—	—	108.6	129.0	120.8

Average sales price from continuing operations (1) (dollars per boe)
Buzzard	72.36	78.57	75.60	85.46	77.91	—	—	72.02	68.71	69.53
Other International	73.40	76.14	74.90	83.06	78.07	—	—	75.60	79.06	77.53

Total International and Offshore Production (kboe/d)	207.8	201.9	206.2	188.8	201.1	—	—	158.2	192.6	178.8

Footnotes, definitions and abbreviations, see page 100.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 91

QUARTERLY SUMMARY (unaudited) (continued)

OPERATING DATA (continued)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
	Mar 31 2010	June 30 2010	Sept 30 2010	Dec 31 2010	2010	Mar 31 2009	June 30 2009	Sept 30 2009	Dec 31 2009	2009

REFINING AND MARKETING
Eastern North America
Refined product sales (thousands of m 3/d)
Transportation fuels
Gasoline	21.0	22.5	22.5	22.9	22.2	8.2	8.7	18.3	23.0	14.6
Distillate	12.3	12.5	11.7	13.7	12.4	5.1	5.4	10.3	13.9	8.8

Total transportation fuel sales	33.3	35.0	34.2	36.6	34.6	13.3	14.1	28.6	36.9	23.4
Petrochemicals	2.2	2.8	2.5	2.4	2.5	1.0	1.0	1.7	1.2	0.8
Asphalt	1.8	3.0	3.7	2.4	2.7	0.8	0.7	2.4	2.0	1.5
Other	4.3	6.0	6.0	5.3	5.5	0.5	1.0	3.0	1.9	2.0

Total refined product sales	41.6	46.8	46.4	46.7	45.3	15.6	16.8	35.7	42.0	27.7

Crude oil supply and refining
Processed at refineries (thousands of m 3/d)	31.0	30.6	30.7	29.7	30.5	11.3	11.8	25.5	28.3	29.6 **
Utilization of refining capacity (%)	91	90	90	87	89	84	87	94	83	87

Western North America
Refined product sales (thousands of m 3/d)
Transportation fuels
Gasoline	18.1	19.2	19.9	18.3	18.9	8.2	8.9	16.1	18.4	13.0
Distillate	16.9	16.3	17.4	23.2	18.5	5.4	5.0	11.8	15.6	9.5

Total transportation fuel sales	35.0	35.5	37.3	41.5	37.4	13.6	13.9	27.9	34.0	22.5
Asphalt	1.2	1.5	1.5	0.9	1.3	1.2	1.4	1.7	0.9	1.3
Other	4.4	5.2	3.7	2.0	3.8	1.0	1.8	4.6	6.0	3.4

Total refined product sales	40.6	42.2	42.5	44.4	42.5	15.8	17.1	34.2	40.9	27.2

Crude oil supply and refining
Processed at refineries (thousands of m 3/d)	33.5	31.7	36.6	36.5	34.6	14.2	15.6	27.8	33.4	33.6 **
Utilization of refining capacity (%)	92	87	101	101	95	96	106	100	96	97

Footnotes, definitions and abbreviations, see page 100.

92 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

QUARTERLY SUMMARY (unaudited) (continued)

OPERATING DATA (continued)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
	Mar 31 2010	June 30 2010	Sept 30 2010	Dec 31 2010	2010	Mar 31 2009	June 30 2009	Sept 30 2009	Dec 31 2009	2009

NETBACKS – Continuing Operations
Natural Gas (dollars per mcfe)
Average price realized (8)	6.23	5.06	4.76	4.40	5.16	5.87	3.56	3.69	5.02	4.50
Royalties	(0.91)	(0.06)	(0.50)	(0.45)	(0.49)	(0.98)	(0.88)	(0.18)	(0.71)	(0.37)
Transportation costs	(0.37)	(0.55)	(0.39)	(0.33)	(0.41)	(0.32)	(0.28)	(0.43)	(0.45)	(0.41)
Operating costs	(1.30)	(1.55)	(1.53)	(1.71)	(1.52)	(1.55)	(1.27)	(1.37)	(1.43)	(1.39)

Operating netback	3.65	2.90	2.34	1.91	2.74	3.02	1.13	1.71	2.43	2.33

International and Offshore
East Coast Canada (dollars per barrel)
Average price realized (8)	80.79	78.99	81.06	89.35	82.38	—	—	77.85	79.69	79.07
Royalties	(28.78)	(28.45)	(25.49)	(29.17)	(27.99)	—	—	(21.02)	(25.26)	(23.82)
Transportation costs	(2.10)	(2.11)	(2.28)	(2.23)	(2.18)	—	—	(2.63)	(1.98)	(2.21)
Operating costs	(6.38)	(6.08)	(6.80)	(7.57)	(6.68)	—	—	(10.36)	(5.63)	(7.24)

Operating netback	43.53	42.35	46.49	50.38	45.53	—	—	43.84	46.82	45.80

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	74.19	80.35	77.43	87.30	79.73	—	—	75.49	70.38	71.64
Transportation costs	(1.83)	(1.78)	(1.83)	(1.84)	(1.82)	—	—	(3.47)	(1.67)	(2.11)
Operating costs	(3.09)	(3.57)	(2.90)	(2.80)	(3.07)	—	—	(2.82)	(2.90)	(2.88)

Operating netback	69.27	75.00	72.70	82.66	74.84	—	—	69.20	65.81	66.65

Other International (dollars per boe)
Average price realized (8)	73.92	76.61	75.24	82.74	78.30	—	—	76.02	79.97	78.19
Royalties	(43.28)	(36.99)	(32.06)	(18.37)	(35.06)	—	—	(46.46)	(32.12)	(39.88)
Transportation costs	(0.52)	(0.47)	(0.34)	0.32	(0.23)	—	—	(0.42)	(0.91)	(0.66)
Operating costs	(3.29)	(7.40)	(4.72)	(6.38)	(5.60)	—	—	(1.79)	(5.12)	(3.39)

Operating netback	26.83	31.75	38.12	58.31	37.41	—	—	27.35	41.82	34.26

Footnotes, definitions and abbreviations, see page 100.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 93

FIVE-YEAR FINANCIAL SUMMARY (unaudited)

($ millions)	2010	2009	2008	2007	2006

Revenues from continuing operations
Oil Sands	9 423	6 539	8 639	6 175	6 457
Natural Gas	734	423	364	284	313
International and Offshore	4 323	1 217	—	—	—
Refining and Marketing	21 062	11 851	9 258	8 220	7 174
Corporate and eliminations	(1 192)	4 818	10 185	2 492	894

	34 350	24 848	28 446	17 171	14 838

Net earnings (loss) from continuing operations
Oil Sands	1 492	557	2 875	2 474	2 775
Natural Gas	(277)	(185)	34	7	78
International and Offshore	1 114	323	—	—	—
Refining and Marketing	801	407	(22)	406	227
Corporate and eliminations	(442)	104	(805)	78	(139)

	2 688	1 206	2 082	2 965	2 941

Cash flow from (used in) operations
Oil Sands	2 769	1 251	3 507	3 165	3 902
Natural Gas	445	329	367	251	279
International and Offshore	2 879	951	—	—	—
Refining and Marketing	1 536	921	220	660	422
Corporate and eliminations	(973)	(653)	(37)	(39)	(57)

	6 656	2 799	4 057	4 037	4 546

Capital and exploration expenditures
Oil Sands	3 709	2 831	7 413	4 566	2 463
Natural Gas	178	320	342	537	458
International and Offshore	1 096	666	—	—	—
Refining and Marketing	667	380	207	351	747
Corporate	360	70	58	175	27

	6 010	4 267	8 020	5 629	3 695

Total assets	70 169	69 746	32 528	24 509	18 959

Ending capital employed (A)
Short-term and long-term debt, less cash and cash equivalents	11 112	13 377	7 226	3 248	1 849
Shareholders' equity	36 721	34 111	14 523	11 896	9 084

	47 833	47 488	21 749	15 144	10 933
Less capitalized costs related to major projects in progress	(12 889)	(13 365)	(6 583)	(4 148)	(2 649)

	34 944	34 123	15 166	10 996	8 284

Total Suncor employees (number at year-end)	12 076	12 978	6 798	6 465	5 766

Footnotes, see page 95.

94 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

FIVE-YEAR FINANCIAL SUMMARY (unaudited) (continued)

($ millions)	2010	2009	2008	2007	2006

Dollars per common share
Net earnings attributable to common shareholders	2.29	0.96	2.29	3.23	3.23
Cash dividends	0.40	0.30	0.20	0.19	0.15
Cash flow from operations	4.26	2.34	4.36	4.38	4.95
Ratios
Return on capital employed (%) (B)	10.1	2.6	22.5	29.3	40
Return on capital employed (%) (C)	7.4	1.8	16.3	21.5	30.1
Return on shareholders' equity (%) (D)	10.2	5.1	16.2	28.4	39
Debt to debt plus shareholders' equity (%) (E)	25	29	35	24	21
Net debt to cash flow from operations (times) (F)	1.7	4.8	1.8	0.8	0.4
Interest coverage – cash flow basis (times) (G)	11.9	7.2	13.0	23.4	30.6
Interest coverage – net earnings basis (times) (H)	8.4	3.0	8.9	18.8	25.5

(A)
Capital employed – the sum of shareholders' equity plus short-term debt and long-term debt less cash and cash equivalents, less capitalized costs related to major projects in progress (as applicable).

(B)
Net earnings adjusted for after-tax financing expenses (income) for the twelve month period ended; divided by average capital employed. Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less average capitalized costs related to major projects in progress (as applicable), on a weighted-average basis. For a detailed annual reconciliation of this measure see the Non-GAAP Financial Measures Advisory section of Suncor's 2010 Management Discussion and Analysis.

(C)
Average capital employed including capitalized costs related to major projects in progress.

(D)
Net earnings as a percentage of average shareholders' equity.

(E)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(F)
Short-term debt plus long-term debt less cash and cash equivalents; divided by cash flow from operations for the year then ended.

(G)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(H)
Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 95

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (unaudited)

	2010	2009		2008	2007	2006

OIL SANDS
Production (kbpd)
Total production (excluding Syncrude)	283.0	290.6		228.0	235.6	260.0
Syncrude	35.2	38.5	**	—	—	—
Sales (kpbd)
Light sweet crude oil	82.3	99.6		77.0	101.7	110.5
Diesel	20.4	29.1		19.8	25.0	28.2
Light sour crude oil	145.2	135.7		128.7	102.3	118.2
Bitumen	31.4	11.8		1.5	5.7	6.2

	279.3	276.2		227.0	234.7	263.1

Average sales price (1) (dollars per barrel) (excluding Syncrude)
Light sweet crude oil*	79.03	67.26		98.66	78.03	71.98
Other (diesel, light sour crude oil and bitumen)*	68.63	64.18		95.14	70.86	65.17
Total*	71.69	65.29		96.33	74.07	68.03
Total	69.58	61.66		95.96	74.01	68.03

Syncrude average sales price (1) (dollars per barrel)	80.93	77.36		—	—	—

Operating costs – Total operations (excluding Syncrude) (dollars per barrel)
Cash operating costs (2)	38.85	33.95		38.50	27.80	21.70
Total cash operating costs (3)	39.55	34.40		38.90	28.75	22.10
Total operating costs (4)	50.80	42.40		45.85	34.15	26.15

Operating costs – Syncrude (dollars per barrel)***
Cash operating costs (2)	37.95	32.50		—	—	—
Total cash operating costs (3)	37.95	32.50		—	—	—
Total operating costs (4)	50.15	44.65		—	—	—

Operating costs – In situ bitumen production only (dollars per barrel)
Cash operating costs (5)	20.40	20.25		25.30	20.75	17.30
Total cash operating costs (6)	22.45	21.60		25.95	20.75	19.00
Total operating costs (7)	27.65	27.95		32.30	26.95	24.55

Footnotes, definitions and abbreviations, see page 100.

96 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (unaudited) (continued)

	2010	2009	2008	2007	2006

NATURAL GAS
Gross production
Natural gas (mmcf/d)
Continuing operations	399	262	135	138	138
Discontinued operations	123	135	67	58	53
Natural gas liquids and crude oil (kbpd)
Continuing operations	5.5	3.3	1.1	1.2	1.4
Discontinued operations	3.3	4.8	2.0	1.9	1.6
Total (mmcfe/d)
Continuing operations	432	282	141	146	147
Discontinued operations	143	164	79	69	62

Average sales price from continuing operations (1)
Natural gas (dollars per mcf)	3.99	3.63	8.21	6.50	7.30
Natural gas (dollars per mcf) *	3.99	3.62	8.23	6.41	6.95
Natural gas liquids and crude oil (dollars per barrel)	77.37	59.41	68.05	51.44	45.15

Footnotes, definitions and abbreviations, see page 100.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 97

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (unaudited) (continued)

	2010	2009	2008	2007	2006

INTERNATIONAL AND OFFSHORE**
East Coast Canada
Production (kbpd)
Terra Nova	23.2	20.8	—	—	—
Hibernia	30.9	27.2	—	—	—
White Rose	14.5	10.0	—	—	—

Total production	68.6	58.0	—	—	—

Average sales price (1) (dollars per barrel)	80.20	76.86	—	—	—

International
Production (kboe/d)
North Sea
Buzzard	55.5	47.8	—	—	—
Production from discontinued operations	23.5	28.7	—	—	—

Total North Sea	79.0	76.5
Other International
Libya	35.2	32.6	—	—	—
Syria****	11.6	—
Production from discontinued operations	6.7	11.7	—	—	—

Total Other International	53.5	44.3	—	—	—

Total production	132.5	120.8	—	—	—

Average sales price from continuing operations (1) (dollars per boe)
Buzzard	77.91	69.53	—	—	—
Other International	78.07	77.53

Total International and Offshore Production (kboe/d)	201.1	178.8	—	—	—

Footnotes, definitions and abbreviations, see page 100.

98 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (unaudited) (continued)

	2010	2009		2008	2007	2006

REFINING AND MARKETING
Eastern North America
Refined product sales (thousands of m 3/d)
Transportation fuels
Gasoline	22.2	14.6		7.9	8.8	8.4
Distillate	12.4	8.8		5.2	5.4	3.9

Total transportation fuel sales	34.6	23.4		13.1	14.2	12.3
Petrochemicals	2.5	0.8		0.8	0.9	0.9
Asphalt	2.7	1.5		0.6	0.3	—
Other	5.5	2.0		1.0	2.2	1.9

Total refined product sales	45.3	27.7		15.5	17.6	15.1

Crude oil supply and refining
Processed at refineries (thousands of m 3/d)	30.5	29.6	**	11.0	10.9	8.6
Utilization of refining capacity (%)	89	87		99	98	78

Western North America
Refined product sales (thousands of m 3/d)
Transportation fuels
Gasoline	18.9	13.0		8.0	8.0	7.5
Distillate	18.5	9.5		5.6	5.2	4.6

Total transportation fuel sales	37.4	22.5		13.6	13.2	12.1
Asphalt	1.3	1.3		1.2	1.4	1.2
Other	3.8	3.4		1.2	1.3	1.1

Total refined product sales	42.5	27.2		16.0	15.9	14.4

Crude oil supply and refining
Processed at refineries (thousands of m 3/d)	34.6	33.6	**	13.7	14.2	13.1
Utilization of refining capacity (%)	95	97		96	99	92

Retail outlets (number at year-end)	1 723	1 813		427	419	417

Footnotes, definitions and abbreviations, see page 100.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 99

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (unaudited) (continued)

Definitions

(1)
Average sales price – This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.

(3)
Total cash operating costs – Include cash operating costs as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.

(4)
Total operating costs – Include total cash operating costs as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.

(5)
Cash operating costs – In situ bitumen production - Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in situ production volumes only.

(6)
Total cash operating costs – In situ bitumen production - Include cash operating costs – In situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in situ production volumes only.

(7)
Total operating costs – In situ bitumen production - Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.

(8)
Average price realized - This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*
Excludes the impact of realized hedging activities.

**
For the three months ended September 30, 2009 and the twelve months ended December 31, 2009, operating summary information reflects results of operations since the merger with Petro-Canada on August 1, 2009.

***
Users are cautioned that the Syncrude costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operations and capital costs among producers.

****
Commercial production for Syria commenced on April 19, 2010.

Abbreviations

kbpd	— thousands of barrels per day
mcf	— thousands of cubic feet
mcfe	— thousands of cubic feet equivalent
mmcf/d	— millions of cubic feet per day
mmcfe/d	— millions of cubic feet equivalent per day
boe	— barrels of oil equivalent
kboe/d	— thousands of barrels of oil equivalent per day
m 3/d	— cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

100 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

RESERVES SUMMARY (1) (2) (3)

This data summarizes Suncor's oil, liquids and natural gas reserves and the net present values of future net revenues for these reserves using forecast prices and costs and prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. For more information regarding our reserves and resources disclosure, please see the Statement of Reserves Data and Other Oil and Gas Information in our Annual Information Form (AIF), dated March 3, 2011. Reserves volumes are presented in millions of barrels (MMbbls), billions of cubic feet (Bcf) or millions of barrels of oil equivalent (MMboe).

The recovery and reserves estimates of oil, natural gas liquids (NGL) and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Estimates of net present value for future net revenues do not represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material.

Reserves Summary
(forecast prices and costs)

	Synthetic Crude Oil (SCO)		Bitumen		Light & Medium Oil		Natural Gas		NGL		Total
	Gross MMbbls	Net MMbbls	Gross MMbbls	Net MMbbls	Gross MMbbls	Net MMbbls	Gross Bcf	Net Bcf	Gross MMbbls	Net MMbbls	Gross MMboe	Net MMboe

Proved	2 906	2 500	397	337	350	241	1 376	1 124	17	11	3 900	3 276

Probable	1 003	821	1 887	1 523	313	198	660	468	13	8	3 325	2 628

Proved Plus Probable	3 909	3 321	2 284	1 860	663	439	2 036	1 592	29	19	7 225	5 904

Net Present Value of Future Net Revenues for Proved Plus Probable Reserves
(forecast prices and costs)

($ millions, discounted at % per year)	0%	5%	10%	15%	20%

Mining	91 520	47 876	29 165	19 876	14 696
In Situ	110 937	39 954	18 477	10 126	6 172
East Coast Canada	9 994	7 842	6 399	5 384	4 640
Natural Gas	6 294	3 869	2 761	2 133	1 730
North Sea	13 927	11 014	9 108	7 775	6 794
Other International (4)	11 942	7 813	5 590	4 264	3 406

Total	244 614	118 368	71 500	49 558	37 438

Gross Reserves Reconciliation for Proved Plus Probable Reserves
(forecast prices and costs)

	SCO MMbbls	Bitumen MMbbls	Light & Medium Oil MMbbls	Natural Gas Bcf	NGL MMbbls	Total MMboe

December 31, 2009 (5)	4 192	2 010	743	3 757	55	7 626
Extensions and improved recoveries (6)	6	8	22	116	—	55
Technical revisions (7)	(184)	276	2	(427)	(11)	13
Discoveries (8)	—	—	2	2	—	2
Dispositions	—	—	(39)	(1 036)	(10)	(222)
Economic factors (9)	—	—	—	(136)	—	(23)
Production	(106)	(10)	(67)	(241)	(3)	(226)

December 31, 2010	3 909	2 284	663	2 036	29	7 225

(1)
Gross refers to Suncor's working interest (operating and non-operating) share before deduction of royalties and without including any royalty interests of Suncor; Net refers to Suncor's working interest (operating and non-operating) share after deduction of royalty obligations, plus the company's royalty interests in production or reserves.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 101

(2)
Reserves volumes in the above tables are rounded to the nearest MMbbls, Bcf or MMboe, as the case may be, and may not add due to rounding.

(3)
The reserves data are based upon evaluations or reviews by GLJ Petroleum Consultants Ltd., Sproule Associates Limited and Sproule International Limited all completed with an effective date of December 31, 2010.

(4)
Other International reserves, which include Libya and Syria, include quantities of crude oil and natural gas reserves that will be produced under PSCs, which involve the company in upstream risks and rewards, but which do not transfer title of the product to the company. Please see the Definitions for Reserves Data Tables section in the AIF.

(5)
For the year ended December 31, 2009, Suncor had presented disclosures in accordance with U.S. disclosure requirements under an exemption from Canadian securities requirements. As a result, closing balances presented in our 2009 AIF disclosure have been restated to comply with NI 51-101, consistent with the presentation format for December 31, 2010 reserves disclosure.

(6)
Extensions and improved recoveries are positive increases to the reserves resulting from step-out drilling, infill drilling and installation of improved recovery schemes.

(7)
Technical revisions include changes in previous estimates, upward or downward, resulting from new technical data or revised interpretations.

(8)
Discoveries are additions to reserves in reservoirs where no reserves were previously booked.

(9)
Economic factors are changes due to product pricing.

102 SUNCOR ENERGY INC. 2010 ANNUAL REPORT

SHARE TRADING INFORMATION (unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended
	Mar 31 2010	June 30 2010	Sept 30 2010	Dec 31 2010	Mar 31 2009	June 30 2009	Sept 30 2009	Dec 31 2009

Share ownership
Average number outstanding, weighted monthly (thousands) (a)	1 560 744	1 561 650	1 562 538	1 564 170	936 550	937 005	1 349 263	1 559 512
Share price (dollars)
Toronto Stock Exchange
High	39.45	35.82	34.94	38.56	34.22	40.13	39.84	40.79
Low	29.93	29.91	30.72	32.25	21.15	27.44	29.90	34.66
Close	33.03	31.33	33.50	38.28	28.14	35.37	37.40	37.21
New York Stock Exchange – US$
High	38.22	35.71	34.17	38.49	27.92	36.93	37.31	39.62
Low	28.04	27.65	28.56	31.53	16.95	21.61	25.51	31.84
Close	32.54	29.44	32.55	38.29	22.21	30.34	34.56	35.31
Shares traded (thousands)
Toronto Stock Exchange	293 414	334 463	237 687	241 413	408 851	361 886	339 790	277 779
New York Stock Exchange	503 927	582 189	302 054	374 370	778 887	697 065	541 485	436 930
Per common share information (dollars)
Net earnings attributable to common shareholders	0.46	0.31	0.65	0.87	(0.20)	(0.06)	0.69	0.29
Cash dividends	0.10	0.10	0.10	0.10	0.05	0.05	0.10	0.10

(a)
The company had approximately 3,600 holders of record of common shares as at January 31, 2011.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries with which Canada has an income tax convention are usually subject to Canadian non-resident withholding tax of 15%. The withholding tax rate is reduced to 5% on dividends paid to a corporation if it is a resident of the United States that owns at least 10% of the voting shares of the company.

SUNCOR ENERGY INC. 2010 ANNUAL REPORT 103

QuickLinks

  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2010, including reconciliation to U.S. GAAP (Note 26)